Exhibit 99.3

EXECUTION VERSION

    11    November 2015

ANHEUSER-BUSCH INBEV SA/NV

SABMILLER PLC

CO-OPERATION AGREEMENT

65 Fleet Street

London EC4Y 1HS

-i-

THIS AGREEMENT is entered into on    11    November 2015.

BETWEEN:

(1)

ANHEUSER-BUSCH INBEV SA/NV, a public limited company (naamloze vennootschap/société anonyme) incorporated in Belgium, with its registered address at Grand Place 1, 1000 Brussels, Belgium and administrative office at Brouwerijplein 1, 3000 Leuven, Belgium and registered with the Crossroads Bank of Enterprises under number 0 417 497 106 RPM/RPR (Brussels) (AB InBev); and

(2)

SABMILLER PLC, a public limited company incorporated in England and Wales with its registered address at SABMiller House, Church Street West, Woking, Surrey GU21 6HS and company number 03528416 (SABMiller), together referred to as the parties and each as a party to this Agreement.

WHEREAS:

(A)	The parties have agreed to proceed with a recommended proposal for the acquisition of SABMiller by AB InBev, on the terms and subject to the conditions set out in the Announcement.

(B)	It is intended that the Transaction will be effected pursuant to the structure set out in paragraphs 10, 11 and 12 of the Announcement and Schedule 3 of this Agreement (the Proposed Structure).

(C)

The parties have agreed to take certain steps to effect the completion of the Transaction and wish to enter into this Agreement to record their respective rights and obligations relating to such matters.

IT IS AGREED AS FOLLOWS:

1.	Interpretation

1.1	In this Agreement, the following words and expressions have the meanings given below:

AB InBev Adverse Recommendation Change means any failure to include the AB InBev Board Recommendation in the relevant Belgian Merger Document(s) and in the Belgian Offer Prospectus (or an announcement by AB InBev (i) that it will not convene the AB InBev General Meeting or (ii) prior to the publication of the Belgian Merger Document(s) and the Belgian Offer Prospectus, that the board of directors of AB InBev no longer intend to make the AB InBev Board Recommendation or intend adversely to modify such recommendation or no longer intend to publish the relevant Belgian Merger Document(s) or the Belgian Offer Prospectus (not including the Newco Belgian Merger Documents which shall be published by Newco)), or any withdrawal, adverse modification or adverse qualification without SABMiller’s written consent of the AB InBev Board Recommendation or any failure to reaffirm or re-issue the AB InBev Board Recommendation within five (5) Business Days of SABMiller’s reasonable request to do so, it being understood that the issue of any holding statement(s) issued by the AB InBev Board to AB InBev Shareholders following a change of circumstances (so long as any such holding statement contains an express statement that such recommendation is not withdrawn or adversely modified and does not contain a statement that the AB InBev Board intends to withdraw or adversely modify such recommendation) shall not constitute an AB InBev Adverse Recommendation Change unless there is a failure to reaffirm or re-issue the AB InBev Board Recommendation within five (5) Business Days of SABMiller’s reasonable request to do so following such holding statement (or, if less than five (5) Business Days from such holding announcement, before the start of the AB InBev General Meeting);

AB InBev Board means the board of directors of AB InBev;

AB InBev Board Recommendation means the unanimous and unconditional recommendation made by the board of directors of AB InBev to AB InBev Shareholders to approve the AB InBev Condition Resolutions;

AB InBev Condition Resolutions means such shareholder resolutions of AB InBev as are necessary to approve, implement and effect the Belgian Merger, the Belgian Offer and the Transaction, including to the extent necessary the approval of any relevant AB InBev Transaction Document;

AB InBev General Meeting means the general meeting of the AB InBev Shareholders (and any adjournment thereof) to be convened in connection with the Belgian Merger, the Belgian Offer and the Transaction for the purpose of considering, and, if thought fit, approving, the AB InBev Transaction Resolutions;

AB InBev Group means AB InBev, its subsidiaries and its subsidiary undertakings from time to time and member of the AB InBev Group shall be construed accordingly;

AB InBev Listing Documents means such documentation as is required to be prepared by AB InBev or Newco in relation to the Listings, including the Belgian Listing Prospectus and the South African Offer Prospectus;

AB InBev Shareholder Irrevocables means the irrevocable undertakings entered into on or about the date of this Agreement between:

(a)	Stichting Anheuser-Busch InBev, SABMiller and AB InBev;

(b)	EPS Participations SaRL, SABMiller and AB InBev; and

(c)	BRC SaRL, SABMiller and AB InBev,

and AB InBev Shareholder Irrevocable means any one of them;

AB InBev Shareholder Approval Longstop Date means the date falling one month prior to the Long Stop Date or, if later, the intended date of the SABMiller General Meeting as set out in the UK Scheme Document (when published), at such time as to enable (i) the AB InBev General Meeting to have concluded prior to the start of the UK Scheme Court Meeting and the SABMiller General Meeting and (ii) the UK Scheme Court Meeting and the SABMiller General Meeting to have concluded prior to the start of the Newco General Meeting, or such other date as may be agreed in writing by AB InBev and SABMiller;

AB InBev Shareholders means the shareholders of AB InBev from time to time;

AB InBev Transaction Documents means the Belgian Share Issue Documents, the Belgian Offer Documents, the Belgian Merger Documents, the Belgian Merger US Documents, the SA Offer Document, the AB InBev Listing Documents and the notice convening the AB InBev General Meeting;

AB InBev Transaction Resolutions means any resolutions (including the AB InBev Condition Resolutions) to be taken by the AB InBev General Meeting as are necessary or useful to approve, implement and effect (i) the Belgian Merger, (ii) the Belgian Offer, and (iii) any other step of the Transaction, including the approval of any relevant AB InBev Transaction Document;

Acceptance Condition means the acceptance condition to any UK Offer;

Act means the Companies Act 2006 as amended from time to time;

ADR Listing means the secondary listing of the New Ordinary Shares (and American Depositary Shares representing such New Ordinary Shares) on the New York Stock Exchange;

Agreed Switch has the meaning given in Clause 6.9(a);

Altria means Altria Group, Inc.,   a Virginia corporation whose principal place of business is at 6601 West Broad Street, Richmond, Virginia 23230, United States of America;

Announcement means the announcement detailing the terms and conditions of the Transaction to be made pursuant to Rule 2.7 of the UK Code, in substantially the form set out in Schedule 5;

Belgian Companies Code means the Belgian law of 7 May 1999, setting out the Companies Code, as amended from time to time;

Belgian Listing means the listing and admission to trading of the New Ordinary Shares on Euronext Brussels;

Belgian Listing Prospectus means the listing prospectus or equivalent document to be issued by Newco in accordance with the Belgian law of 16 June 2006 relating to the public offer of instruments and the admission to trading on regulated markets, and to be approved by the BFSMA for the purpose of the Belgian Listing;

Belgian Merger means the reverse merger of AB InBev and Newco by way of which AB InBev will be absorbed by Newco, implemented in accordance with the Belgian Companies Code;

Belgian Merger Documents means the Belgian documentation to be drawn up and made available to AB InBev and Newco shareholders in relation to the Belgian Merger, in accordance with the Belgian Companies Code;

Belgian Merger US Documents means the US legal documentation to be drawn up and made available to AB InBev Shareholders and Newco Shareholders (including any SEC Registration Statements to be filed with, and declared effective by the SEC in relation to the Belgian Merger);

Belgian Offer means the voluntary cash takeover offer by AB InBev for all of the Initial Shares pursuant to the Belgian Law of 1 April 2007 on takeover bids and the Belgian Royal Decree of 27 April 2007 on takeover bids;

Belgian Offer Documents means the Belgian documentation to be drawn up in connection with the Belgian Offer, including, without limitation, the Belgian Offer Prospectus and the Newco Response Memorandum;

Belgian Offer Prospectus means the prospectus relating to the Belgian Offer and made available to Newco Shareholders, drawn up pursuant to the Belgian Law of 1 April 2007 on takeover bids and the Belgian Royal Decree of 27 April 2007 on takeover bids and to be approved by the BFSMA;

Belgian Rules means: (i) in respect of the UK Scheme and the Belgian Merger, the Belgian Companies Code and its implementing decrees; (ii) in respect of the Belgian Offer, the Belgian Law of 1 April 2007 on takeover bids, and the Belgian Royal Decree of 27 April 2007 takeover bids; and (iii) in respect of the Belgian Listing, the Belgian Law of 16 June 2006 relating to the public offer of investment instruments and the admission to trading of investment instruments on a regulated market and its implementing decrees;

Belgian Share Issue Documents means the Belgian legal documentation to be drawn up in connection with the Capital Increase (including relevant board and auditor reports);

Bevco means BEVCO LTD., whose address is Clarendon House, 2 Church Street, Hamilton, HM 11, Bermuda and whose registered number is 40536;

BFSMA means the Belgian Financial Services and Markets Authority;

Break Payment means the sum of US$3,000,000,000 (US$ three billion);

Break Payment Event has the meaning given in Clause 9.1;

Business Day means a day, other than a Saturday, Sunday or public or bank holiday, when banks are open for business in London, Brussels, New York and Johannesburg;

Capital Increase means the capital increase of Newco against the contribution in kind by the UK Scheme Shareholders of their SABMiller Shares and the issue of the Initial Shares to such SABMiller Shareholders in exchange for such contribution, to be approved by the Newco General Meeting in connection with the implementation of the UK Scheme;

Cash Consideration means the cash consideration due to UK Scheme Shareholders under the terms of the Transaction (and not including the cash element of the Partial Share Alternative);

CIPC means the South African Companies and Intellectual Property Commission;

Clean Team Arrangements means the arrangements established pursuant to the Regulatory Clean Team Agreement between SABMiller and AB InBev dated on or around the date of this Agreement, the Joint Defence Agreement entered into in connection with the Transaction between, among others, AB InBev and SABMiller dated on or around the date of this Agreement and any additional clean team confidentiality agreements that may be concluded at a later stage;

Clearances means any approvals, consents, clearances, permissions, confirmations, comfort letters and waivers that may need to be obtained and waiting periods that may need to have expired, from or under any of the laws, regulations or practices applied by any Relevant Authority (or under any agreements or arrangements to which any Relevant Authority is a party), in each case that are necessary and/or expedient to satisfy one or more of the Pre-Conditions and/or the Regulatory Conditions;

Competing Proposal means:

(a)

an offer (including a partial, exchange or tender offer), merger, acquisition, dual-listed structure, scheme of arrangement, reverse takeover and/or business combination (or the announcement of a firm intention to do the same), the purpose of which is to acquire, directly or indirectly, 30 per cent. or more of the issued or to be issued ordinary share capital of SABMiller (when aggregated with the shares already held by the acquirer and any person acting or deemed to be acting in concert with the acquirer) or any arrangement or series of arrangements which results in any party acquiring, consolidating or increasing ‘control’ (as defined in the UK Code) of SABMiller;

(b)

the acquisition or disposal, directly or indirectly, of all or a significant proportion (being 25 per cent. or more) of the business, assets and/or undertakings of the SABMiller Group calculated by reference to any of its revenue, profits or value taken as a whole;

(c)

a demerger, any material reorganisation and/or liquidation involving all or a significant portion (being 25 per cent. or more) of the SABMiller Group calculated by reference to any of its revenue, profits or value taken as a whole; or

(d)

any other transaction which would be alternative to, or inconsistent with, or would be reasonably likely materially to preclude, impede or delay or prejudice the implementation of the Transaction (including, for the avoidance of doubt, any transaction or arrangement which would constitute a Class 1 transaction for the purposes of the UK Listing Rules undertaken by a member of the SABMiller Group) (it being acknowledged that completion of the Coca Cola Beverages Africa transaction that announced on 27 November 2014 shall not be such a transaction), in each case which is not effected by AB InBev (or a person acting in concert with AB InBev) or at AB InBev’s direction, whether implemented in a single transaction or a series of transactions and whether conditional or otherwise;

Completion means completion of the Belgian Merger (following completion of the UK Scheme and the Belgian Offer);

Completion Date means the date of Completion;

Conditions means the conditions to the Transaction referred to in Appendix 2 of the Announcement and Condition shall be construed accordingly;

Confidentiality Agreement means the confidentiality agreement between AB InBev and SABMiller dated 14 October 2015;

Court means the High Court of Justice in England and Wales;

Form of Election means the form of election, to be sent to SABMiller Shareholders by or on behalf of SABMiller pursuant to which a SABMiller Shareholder may make an election, in favour of AB InBev, for the Partial Share Alternative or the Cash Consideration in respect of his entire holding of SABMiller Shares (and not part only);

Group means, in the case of SABMiller, the SABMiller Group or, in the case of AB InBev, the AB InBev Group;

IFRS means the International Financial Reporting Standards as developed and approved by the International Accounting Standards Board;

Incorporation Agent has the meaning given in Schedule 3;

Initial Directors has the meaning given in Schedule 3;

Initial Shares has the meaning set out in the Announcement;

JSE means the JSE Limited, a public company incorporated in accordance with the laws of South Africa and licensed as an exchange under the South African Financial Markets Act, 19 of 2012;

Key Conditions means the Conditions set out in paragraphs (b) and (c) of Part A of Appendix 2 to the Announcement and paragraphs (o) to (z) inclusive of Part B of Appendix 2 to the Announcement;

Law means any applicable statutes, common law, rules, ordinances, regulations, codes, orders, judgments, injunctions, writs, decrees, directives, governmental guidelines or interpretations having the force of law or bylaws, in each case, of a Relevant Authority;

Lender Irrevocables means:

(a)

in the case of the SABMiller Shareholder Irrevocable entered into by Bevco, the Bank Irrevocables (as defined in the SABMiller Shareholder Irrevocable entered into by Bevco) entered into by BevCo from time to time, if any; and

(b)

in the case of the SABMiller Shareholder Irrevocable entered into by Altria, means any irrevocable undertakings (if any) entered into from time to time between AB InBev and any Pledgee (as defined in the SABMiller

Shareholder Irrevocable entered into by Altria) in respect of any Pledged Shares (as defined in the SABMiller Shareholder Irrevocable entered into by Altria) in accordance with the provisions of the SABMiller Shareholder Irrevocable entered into by Altria, and Lender Irrevocable means any one of them;

Listings means the Belgian Listing, the South African Listing, the ADR Listing, the SEC Registration and the Mexican Listing;

Long Stop Date means the date falling 18 months after the date of the Announcement or such later date as may be agreed in writing by SABMiller and AB InBev (with the Panel’s consent and as the UK Court may approve (if such approval(s) are required));

Mexican Listing means the secondary listing and admission to trading of the New Ordinary Shares on Bolsa Mexicana de Valores;

Mexican Listing Prospectus means the listing prospectus (folleto informativo) issued by Newco in accordance with the Mexican Securities Exchange Act (Ley del Mercado de Valores) relating to the public offer of instruments and the admission to trading on regulated markets, and to be approved by the Mexican Securities and Exchange Commission (Comisión Nacional Bancaria y de Valores) for the purpose of the Mexican Listing;

New Ordinary Shares has the meaning set out in the Announcement;

Newco means a newly incorporated limited company incorporated in Belgium, to be formed in accordance with paragraph 1 of Schedule 3 (and prior to the posting of the UK Scheme Document) for the purpose of implementing the Transaction;

Newco Belgian Merger Documents means any Belgian Merger Documents that are required (i) to be prepared by Newco and/or (ii) to be made available to Newco Shareholders;

Newco General Meeting means the general meeting of Newco Shareholders (and any adjournment thereof) to be convened in connection with the Transaction for the purpose of considering, and, if thought fit, approving, the Newco Resolutions;

Newco Resolutions means any resolutions to be taken by the Newco General Meeting or the board of directors of Newco as are necessary to approve, implement and effect (i) the UK Scheme; (ii) the Capital Increase; (iii) the Belgian Offer; (iv) the Belgian Merger; (v) the adoption of new articles of association of Newco and its new governance (the principal terms of which are summarised in Appendix 6 of the Announcement) with effect from completion of the Belgian Offer; (vi) the appointment of new board members of Newco nominated by AB InBev with effect from completion of the Belgian Offer; (vii) any change in the name of Newco with effect from completion of the Belgian Merger; (viii) the repurchase and cancellation of the Newco shares held by the incorporators of Newco; and (ix) any other step of the Transaction, including the approval of any relevant AB InBev Transaction Documents, in each case in accordance with the provisions of Schedule 3 and (to the extent not inconsistent with Schedule 3) AB InBev’s instructions;

Newco Response Memorandum means the response memorandum to be adopted by the board of directors of Newco in the context of the Belgian Offer pursuant to the Belgian Rules;

Newco Shareholders means holders of Newco Shares;

Newco Shares has the meaning set out in the Announcement;

Newco Undertakings means undertakings from Newco to the Court as part of the UK Scheme to take the steps legally necessary on its part (if any) to satisfy the conditions set out in paragraphs (b)(iv), (c)(iii), (c)(iv) and (c)(v) of Part A of Appendix 2 of the Announcement;

Panel means the UK Panel on Takeovers and Mergers;

Partial Share Alternative has the meaning set out in the Announcement;

Pre-Conditions means the pre-conditions to the Transaction set out in Appendix 1 to the Announcement and Pre-Condition shall be construed accordingly;

Proposed Structure has the meaning given to it in Recital B;

Regulatory Conditions means the Conditions set out in paragraphs (a) to (n) inclusive, and paragraphs (aa) and (bb) (so far as, in the case of (aa) and (bb), the relevant third party under that Condition is a Relevant Authority) of Part B of Appendix 2 to the Announcement;

Regulatory Information Service means a regulatory information service as defined in the UK Listing Rules;

Relevant  Authority  means any central bank, ministry, governmental, quasi-governmental, supranational (including the European Union), statutory, regulatory or investigative body, authority or tribunal (including any national or supranational anti-trust, competition or merger control authority, any sectoral ministry or regulator and any foreign investment review body), national, state, municipal or local government (including any subdivision, court, tribunal, administrative agency or commission or other authority thereof), any entity owned or controlled by them, any private body exercising any regulatory, taxing, importing or other authority, trade agency, association, institution or professional or environmental body in any jurisdiction, including, for the avoidance of doubt, the Panel, BFSMA, the New York Stock Exchange, the SEC, the CIPC, the JSE and the Financial Surveillance Department of the South African Reserve Bank;

Relevant SABMiller Directors means the board of directors of SABMiller excluding those directors nominated by Altria or Bevco;

Remedies means any conditions, measures, commitments, undertakings or remedies (including, but not limited to, disposals and any pre-divesture reorganisations by either party) offered or required in connection with the obtaining of any Clearances and Remedy shall be construed accordingly;

SA Offer Document means the prospectus to be issued by Newco for the purposes of the Transaction to be filed with and approved by the South African Companies and Intellectual Property Commission;

SABMiller  Board  Recommendation means a unanimous and unconditional recommendation from the Relevant SABMiller Directors to SABMiller Shareholders in respect of the Cash Consideration under the Transaction and to vote in favour of the SABMiller Resolutions;

SABMiller  General  Meeting means the general meeting of the SABMiller Shareholders (and any adjournment thereof) to be convened in connection with the Transaction for the purpose of considering, and, if thought fit, approving, the SABMiller Resolutions;

SABMiller Group means SABMiller, its subsidiaries and its subsidiary undertakings from time to time and member of the SABMiller Group shall be construed accordingly;

SABMiller Executive Committee means the executive committee of the SABMiller Group comprising the executive directors of SABMiller, regional managing directors and the directors of group functions from time to time;

SABMiller  Remuneration  Committee means the remuneration committee of the board of directors of SABMiller or a duly authorised committee or individual;

SABMiller  Resolutions means such shareholder resolutions of SABMiller as are necessary to approve, implement and effect the UK Scheme, the Belgian Merger and the Transaction, changes to SABMiller’s articles of association, the re-registration of SABMiller as a private limited company and the buy-back of the Deferred Shares (as defined in the Announcement);

SABMiller Share Award Plan means the SABMiller plc Executive Share Award Plan 2008 (including the China sub-plan);

SABMiller Shareholders means holders of SABMiller Shares from time to time;

SABMiller  Shareholder  Irrevocables means the irrevocable undertakings entered into on or about the date of this Agreement between:

(a)	Altria and AB InBev; and

(b)	Bevco and AB InBev,

and SABMiller Shareholder Irrevocable means any one of them;

SABMiller Share Option Plans means the SABMiller plc Executive Share Option Plan 2008; the SABMiller plc Approved Executive Share Option Plan 2008; the SABMiller plc South African Executive Share Option Plan 2008; the SABMiller plc Stock Appreciation Rights Plan 2008 (including the China sub-plan); the SABMiller plc South African Stock Appreciation Rights Sub-Plan 2008; the SABMiller plc Approved Share Option Scheme 1999; the SABMiller plc Executive Share Option (No.2) Scheme 1999; the SABMiller plc International Employee Stock Appreciation

Rights Scheme; the SABMiller plc International Employee Share Scheme and the SABMiller Mirror Executive Share Purchase Scheme;

SABMiller Share Plans means the SABMiller Share Award Plan; the SABMiller Share Option Plans; the SABMiller plc Sharesave Plan; and the SABMiller plc Employee Share Purchase Plan;

SABMiller Shares means the ordinary shares in the capital of SABMiller from time to time;

SEC means the United States Securities and Exchange Commission;

SEC Registration means the registration of the New Ordinary Shares under the Securities Act;

SEC Registration Statement means any registration statement on Form F-4 (or, if applicable, on another appropriate form) required to be filed with and declared effective by the SEC in respect of (i) New Ordinary Shares to be issued pursuant to the terms of the Belgian Merger or (ii) Restricted Shares (as defined in the Announcement) that are converted from Initial Shares, together with any amendments and supplements thereto, all exhibits thereto and all documents incorporated by reference therein;

Securities Act means the US Securities Act of 1933, as amended, and the rules and regulation promulgated thereunder;

Shareholder Approval Longstop Date means the date falling one month prior to the Long Stop Date or such other date as may be agreed in writing by AB InBev and SABMiller;

South Africa means the Republic of South Africa;

South African Listing means the secondary listing and admission to trading of the New Ordinary Shares on the main board of the JSE;

South African Offer Prospectus means the pre-listing statement or prospectus (as applicable) to be issued by Newco for the purposes of the South African Listing and the Transaction;

STT has the meaning given to it in Clause 6.4;

Stamp Duty Condition means the Condition set out in paragraph (a)(iv) of Part A of Appendix 2 of the Announcement;

Switch has the meaning given in Clause 6.9;

Tax Authority means any taxing or other authority (whether within or outside the United Kingdom) competent to impose any tax liability, or assess or collect any tax;

Tax Matters Agreement means the Tax Matters Agreement entered into between AB InBev and Altria Group, Inc. on or about the date hereof;

Transaction has the meaning given to it in the Announcement;

Transaction Documents means the UK Scheme Document, the Form of Election and the AB InBev Transaction Documents (and, in the event of an Agreed Switch, the UK Offer Document and such other new, additional or amended documents as are required to be published or posted to AB InBev or Newco Shareholders pursuant to the new structure) and the notice of the Newco General Meeting;

UK or United Kingdom means the United Kingdom of Great Britain and Northern Ireland;

UK Code means the UK City Code on Takeovers and Mergers as issued from time to time by or on behalf of the Panel;

UK Court means the High Court of Justice in England and Wales;

UK Listing Rules means the listing rules made by the Financial Conduct Authority pursuant to Part 6 of the Financial Services and Markets Act 2000, referred to in section 73A(2) of the same, and contained in the Financial Conduct Authority’s publication of the same name;

UK Offer means a takeover offer as defined in Chapter 3 of Part 28 of the Act;

UK Offer Document means the offer document to be sent to SABMiller Shareholders which will contain, inter alia, the terms and conditions of the UK Offer if the Transaction or step thereof be implemented by way of a UK Offer;

UK Scheme means the proposed scheme of arrangement of SABMiller pursuant to Part 26 of the Act to implement the acquisition of SABMiller by Newco (with or without amendment approved or imposed by the UK Court and agreed to by AB InBev and SABMiller);

UK Scheme Court Meeting means the meeting or meetings of the UK Scheme Shareholders or any class or classes thereof (and any adjournment(s) thereof) to be convened pursuant to section 896 of the Act for the purpose of considering, and, if thought fit, approving the UK Scheme, and any adjournment, postponement or reconvention thereof;

UK Scheme Court Sanction means the granting of the UK Scheme Order at the UK Sanction Hearing;

UK Scheme Court Sanction Hearing means the hearing of the UK Court (and any adjournment thereof) to sanction the UK Scheme pursuant to section 899 of the Act, at which the UK Scheme Order is expected to be granted;

UK Scheme Document means the document to be dispatched to SABMiller Shareholders including the particulars required by section 897 of the Act and incorporating the notice of the SABMiller General Meeting;

UK Scheme Effective Date has the meaning given in the Announcement;

UK Scheme Order means the order of the UK Court sanctioning the UK Scheme pursuant to section 899 of the Act;

UK Scheme Record Time means the time and date specified as such in the UK Scheme or such later time and date as SABMiller and AB InBev may agree;

UK Scheme Shareholders means holders of UK Scheme Shares;

UK Scheme Shares means:

(i)	SABMiller Shares in issue at the date of the UK Scheme Document;

(ii)	any SABMiller Shares issued after the date of the UK Scheme Document and prior to the Voting Record Time; and

(iii)

any SABMiller Shares issued at or after the Voting Record Time and prior to the UK Scheme Record Time on terms that the original or any subsequent holder thereof is bound by the UK Scheme, or shall by such time have agreed in writing to be bound by the UK Scheme, in each case excluding any SABMiller Shares held in treasury and any SABMiller Shares held legally or beneficially by any member of the AB InBev Group;

United States of America or US means the United States of America, its territories and possessions, any state of the United States of America and the District of Columbia;

VAT means any tax imposed in compliance with Directive 2006/112/EEC and any similar tax which may be imposed in substitution for or in addition to such tax and any similar sales or turnover tax in any jurisdiction;

Voting Record Time has the meaning given to it in the Announcement;

Working Hours has the meaning given to it in Clause 13.5;

Zenzele Scheme has the meaning given to it in Schedule 4; and

Zenzele Transaction Document means the Implementation Agreement, resolutions of the Trustees of the Trust relating to the Amendment of the Memorandum of Incorporation of SAB, Deed of Amendment of the Trust Deed of the Trust, Memorandum of Incorporation of SAB, Administration Agreement between SAB and SAB Zenzele, SAB Scheme Document, Exchange Agreement, E Ordinary Share Subscription Agreement, F Ordinary Share Subscription Agreement, R Ordinary Share Subscription Agreement, Trust Deed of the Trust, Trust Deed of the Foundation, Memorandum of Incorporation of SAB Zenzele and Administration Agreement between SAB and the Trust, (each in the form provided to AB InBev by SABMiller prior to the date of this Agreement) For the purposes of this definition, SAB has the meaning given to it in Schedule 4.

1.2	In this Agreement, except where the context otherwise requires:

(a)	the expressions subsidiary and subsidiary undertaking shall have the meanings given in the Act;

(b)	the expression acting in concert shall be construed in accordance with the UK Code;

(c)

a reference to an enactment or statutory provision shall include a reference to any subordinate legislation made under the relevant enactment or statutory provision and is a reference to that enactment, statutory provision or subordinate legislation as from time to time amended, consolidated, modified, re-enacted or replaced;

(d)	references to one gender include other genders;

(e)	words in the singular shall include the plural and vice versa;

(f)

a reference to a person shall include a reference to an individual, an individual’s executors or administrators, a partnership, a firm, a body corporate, an unincorporated association, government, state or agency of a state, local or municipal authority or government body, a joint venture or association (in any case, whether or not having separate legal personality);

(g)	a reference to a Recital, Clause or Schedule (other than to a schedule to a statutory provision) shall be a reference to a recital, clause or schedule (as the case may be) to this Agreement;

(h)	references to times are to London time;

(i)	any reference to a day (including within the phrase Business Day) shall mean a period of 24 hours running from midnight to midnight;

(j)

references to any English legal term for any action, remedy, method of judicial proceeding, legal document, legal status, court, official or any legal concept or thing shall in respect of any jurisdiction other than England be deemed to include what most nearly approximates the English legal term in that jurisdiction;

(k)	references to writing shall include any modes of reproducing words in any legible form and shall include email except where otherwise expressly stated;

(l)	a reference to includes or including shall mean includes without limitation or including without limitation respectively;

(m)	references to $, US$, or USD are to the lawful currency of the United States of America;

(n)

the rule known as the ejusdem generis rule shall not apply and accordingly general words introduced by the word “other” shall not be given a restrictive meaning by reason of the fact that they are preceded by words indicating a particular class of acts, matters or things;

(o)	general words shall not be given a restrictive meaning by reason of the fact that they are followed by particular examples intended to be embraced by the general words;

(p)	a reference to any other document referred to in this Agreement is a reference to that other document as amended, varied, novated or supplemented at any time; and

(q)	references to this Agreement include this Agreement as amended or supplemented in accordance with its terms.

1.3	The headings in this Agreement are for convenience only and shall not affect the interpretation of this Agreement.

1.4	The Schedules form part of this Agreement and shall have the same force and effect as if set out in the body of this Agreement and any reference to this Agreement shall include the Schedules.

2.	Publication of the Announcement and the terms of the Transaction

2.1

The obligations of the parties under this Agreement, other than this Clause 2.1 and Clauses 12 to 21 (inclusive) and Clauses 23 to 24 (inclusive), shall be conditional on the release of the Announcement via a Regulatory Information Service at or before 9:00 a.m. on the date of this Agreement, or such later time and date as the parties may agree (and, where required by the UK Code or the Belgian Rules, approved by the Panel or BFSMA as the case may be). This Clause 2.1 and Clauses 12 to 21 (inclusive) and Clauses 23 to 24 (inclusive) shall take effect on and from execution of this Agreement.

2.2

The principal terms of the Transaction shall be as set out in the Announcement and as may otherwise be agreed by the parties in writing (save in the case of an improvement to the terms of the Cash Consideration (or an improvement to the cash element of the Partial Share Alternative, but only where such improvement is no greater than an amount which is commensurate with the improvement to the terms of the Cash Consideration), which will be at the absolute discretion of AB InBev) and, where required by the UK Code or the Belgian Rules, approved by the Panel or BFSMA as the case may be. The terms of the Transaction at the date of posting of the UK Scheme Document shall be set out in the UK Scheme Document and relevant AB InBev Transaction Documents. Should AB InBev elect to implement the Transaction by way of a UK Offer or make any other changes to the Proposed Structure in accordance with Clause 6.9, the terms of the Transaction shall be set out in the UK Offer Document and such other additional or amended public documents as are required in relation to the amended Transaction structure.

3.	Undertakings in relation to satisfaction of the Pre-Conditions and the Regulatory Conditions

3.1	Except where otherwise required by Law or a Relevant Authority, AB InBev shall:

(a)

determine the strategy to be pursued for satisfying the Pre-Conditions and obtaining any other Clearances, including: (i) the timing and sequencing regarding the discussion, offer or agreement of Remedies with Relevant Authorities; and (ii) the determination of Remedies discussed with, offered to or agreed with Relevant Authorities;

(b)	contact and correspond with the Relevant Authorities in relation to the obtaining of the Clearances (including submitting and preparing all necessary filings, notifications and submissions); and

(c)	be responsible for the payment of all filing fees required in connection with the Clearances.

3.2

Without prejudice to AB InBev’s rights to determine the strategy to be pursued in accordance with clause 3.1(a), AB InBev shall use its best efforts to secure the Clearances in sufficient time so as to enable Completion to occur by the Long Stop Date.

3.3

For the purposes of Clauses 3.1 and 3.2 and the satisfaction of the parties’ respective obligations under this Agreement (and without prejudice to AB InBev’s rights to determine the strategy to be pursued in accordance with Clause 3.1(a)), AB InBev acknowledges and agrees its obligation to use “best efforts” under Clause 3.2 may require:

(a)	AB InBev to discuss, offer and agree to Remedies which entail the divestment of certain entities, assets, properties or businesses of the SABMiller Group or AB InBev Group; and

(b)

if any Clearance remains outstanding by the Long Stop Date, AB InBev to use its best efforts to enter into an arrangement with the Relevant Authorities or such other parties as may be necessary, by which the Transaction could be completed before such outstanding Clearance is obtained and which maintains the Relevant Authorities’ ability to obtain an effective remedy under the relevant merger control provisions including any conditions, undertakings or hold-separate arrangements (Hold Separate Arrangements) and upon entering into any Hold Separate Arrangements to waive the Pre-Conditions or Regulatory Conditions to which the relevant outstanding Clearance relates.

3.4	The parties shall:

(a)	provide to each other, in a timely manner, such information and assistance as may reasonably be required for:

(i)

AB InBev to determine in which jurisdictions any merger control, regulatory or other filing, notification or submission with a Relevant Authority may be necessary for the purposes of obtaining the Clearances;

(ii)

the parties to make any filings, notifications or submissions to the Relevant Authorities as are necessary in connection with the obtaining of the Clearances, taking into account all applicable waiting periods; and

(iii)	the identification, structuring and preparation of any Remedies; and

(b)	ensure that all information necessary for the making of (or responding to any requests for further information consequent upon) any such filings,

notifications, submissions (including draft versions) or the identification, structuring and preparation of any Remedies (and that is in the possession of, or reasonably obtainable by such party) is supplied accurately and as promptly as reasonably practicable (and for these purposes the parties agree that they shall take all reasonable steps to obtain relevant information from third parties (including through the exercise of contractual rights), it being acknowledged that a party shall not be in breach of this Clause as a consequence of any inaccuracies in any information originating from a third party (being a person other than a member, officer, employee or adviser of the SABMiller Group or the AB InBev Group (as applicable)), provided that such information and assistance will be provided in a manner reasonably designed to preserve applicable legal professional privilege and to limit the exchange of any competitively sensitive information in accordance with Clause 3.8. It is further acknowledged that in certain circumstances disclosure by one party to the other may nonetheless be prevented by obligations of confidentiality owed to third parties or by applicable Law.

3.5	Without prejudice to the generality of Clause 3.4, and except to the extent that to do so is prohibited by Law:

(a)

AB InBev, or AB InBev and SABMiller jointly, or SABMiller, as may be required, will submit a filing, notification or submission (as required) to each Relevant Authority as soon as is reasonably practicable after the signing of this Agreement and in any event within any applicable mandatory time periods where it is necessary (and/or, in the case of a filing, notification or submission by AB InBev, expedient) to do so to obtain the Clearances;

(b)

the parties shall provide such co-operation as may reasonably be required by the other in connection with the preparation of all such filings, notifications or submissions (as required) referred to in Clause 3.5(a) and in relation to the preparation of any other submissions, material correspondence or material communications to any Relevant Authority in connection with the Clearances;

(c)

each of AB InBev and SABMiller shall provide, or procure the provision of, draft copies of all filings, submissions, material correspondence and material communications intended to be sent to any Relevant Authority in relation to obtaining any Clearances to the other and its legal advisers at such time as will allow the receiving party a reasonable opportunity to provide comments on such filings, submissions, correspondence and communications before they are submitted, sent or made and each party shall provide the other with copies of all such filings, submissions, material correspondence and material communications in the form finally submitted or sent (including, in the case of non-written communications, reasonably detailed summaries of material non-written communications), in each case, if requested by SABMiller, with a version in which any Regulatory Clean Team Information (as defined in the Clean Team Arrangements) is redacted;

(d)

each of AB InBev and SABMiller shall have regard in good faith to comments made in a timely manner by the other on draft copies of filings, submissions, material correspondence and material communications provided pursuant to Clause 3.5(c);

(e)

each of AB InBev and SABMiller shall notify the other, and provide copies (including, in the case of non-written communications, reasonably detailed summaries of material non-written communications), in a timely manner of any material communication or material correspondence from any Relevant Authority in relation to obtaining any Clearance. Each of AB InBev and SABMiller further agrees to keep the other reasonably informed as to the progress of any notification submitted pursuant to Clause 3.5(a), and shall give the other reasonable prior notice of any meetings or material calls with any Relevant Authority or other persons or bodies relating to any Clearance and shall allow advisers nominated by the other: (i) to attend any such meetings or calls (unless prohibited by the Relevant Authority, applicable Law or other person or body); and (ii) to make reasonable oral submissions at such meetings or calls (provided that such oral submissions have been discussed in advance); and

(f)

where reasonably requested by AB InBev or SABMiller, and insofar as permitted by the Relevant Authority, the other shall make available appropriate representatives for meetings and calls with any Relevant Authority in connection with the obtaining of any Clearances, provided that the requirements of this Clause 3.5 shall be subject always to the provisions of Clauses 3.1 and 3.8.

3.6

AB InBev acknowledges and agrees that any information and/or assistance provided by SABMiller or any member of the SABMiller Group in order for AB InBev to pursue its strategy for satisfying the Pre-Conditions or Regulatory Conditions (pursuant to this Clause 3 or otherwise) shall be given on the basis that neither SABMiller nor any members of the SABMiller Group nor any of their respective officers, directors or employees shall incur any liability in respect of any loss or damage that AB InBev may suffer as a result of the provision of any such information and/or assistance (save, in each case, for loss or damage resulting from the gross negligence, wilful misconduct, bad faith, fraud or fraudulent misrepresentation of SABMiller, a member of the SABMiller Group or any of their respective officers, directors or employees).

3.7

AB InBev further acknowledges and agrees that any failure (or alleged failure) to provide assistance and/or information requested by AB InBev of SABMiller or any member of the SABMiller Group for AB InBev to pursue its strategy for satisfying the Pre-Conditions or Regulatory Conditions (pursuant to this Clause 3 or otherwise) and/or any provision of assistance and/or information to AB InBev by SABMiller or any member of the SABMiller Group for such purpose shall not in any way affect SABMiller’s entitlement to receive the Break Payment (once a Break Payment Event has occurred) in accordance with the terms of Clause 9 of this Agreement (and subject always to Clause 9.2).

3.8	If a provision of this Agreement obliges AB InBev or SABMiller (the disclosing party) to disclose any information to the other:

(a)	which the disclosing party reasonably considers to be competitively sensitive;

(b)	which the disclosing party is prohibited from disclosing by Law; or

(c)	where such disclosure would result in the loss of privilege that subsists in relation to such information (including legal professional privilege),

the disclosing party shall disclose the relevant information to the other:

(i)	pursuant to the Clean Team Arrangements or as the disclosing party and the other party may otherwise agree; or

(ii)

where disclosure in a manner contemplated by Clause 3.5(a) would reasonably be expected to have a material adverse effect on the disclosing party’s legitimate business interest, directly to a Relevant Authority (and in such circumstances, the disclosing party shall provide to the other a non-confidential version of such information).

3.9

Each of AB InBev and SABMiller undertakes to keep the other informed promptly of (i) developments which are material or reasonably likely to be material to the obtaining of a Clearance and (ii) the satisfaction of the Pre-Conditions and the Regulatory Conditions. AB InBev further undertakes, without prejudice to the generality of the foregoing or Clause 3.5(f), from the date of this Agreement until such time as all of the Pre-Conditions and Regulatory Conditions have been satisfied or waived, on a fortnightly basis (or at such other longer intervals as SABMiller may request): (i) to provide SABMiller with a written report summarising the status of each outstanding Clearance and the progress made since the previous report, in a form to be agreed between AB InBev and SABMiller (each acting reasonably and in good faith); and (ii) if requested by SABMiller, to ensure that AB InBev’s relevant legal advisers attend a conference call with SABMiller’s legal advisers to discuss the status of each outstanding Clearance and the progress made since the previous report.

3.10

To the extent that the parties provide each other with any information, assistance and/or access to senior management for the purposes of preparing for the integration of the businesses of the AB InBev Group and the SABMiller Group after Completion (which SABMiller is under no obligation pursuant to this Agreement to provide), any competitively sensitive information shall be provided pursuant to the Clean Team Arrangements.

3.11

Notwithstanding any other provision of this Agreement to the contrary, nothing contained in this Agreement shall require either party or any of its concert parties (as defined in the UK Code) to take, or cause to be taken, any action with respect to the divestiture of any assets, properties or businesses of the SABMiller Group, Newco or the AB InBev Group, or any combination thereof, that is not conditional on completion of the Transaction, except as otherwise agreed by the parties.

3.12	Where obligations of SABMiller in this Clause 3 are expressed to relate to Clearances, the defined term “Clearances” shall be deemed to be amended to remove the word “expedient”.

4.	UK Scheme Document and SABMiller Shareholders

4.1

Subject to Clause 3.8, AB InBev agrees to provide promptly to SABMiller all such information about itself, its directors and the AB InBev Group (including any information required under applicable Law or the UK Code regarding the intentions of AB InBev) as may be reasonably requested and which is required for the purpose of inclusion in the UK Scheme Document and to provide all other assistance and access which may be reasonably required for the preparation of the UK Scheme Document and any other document required by applicable Law or under the UK Code to be published in connection with the UK Scheme, including access to, and ensuring that reasonable assistance is provided by, its professional advisers.

4.2

AB InBev shall procure that the directors of AB InBev accept responsibility, in the terms required by the UK Code, for all of the information in the UK Scheme Document relating to themselves (and members of their immediate families, related trusts and persons connected with them), the AB InBev Group, the financing of the Transaction and any statements of the opinion, belief or expectation of the directors of AB InBev in relation to the Transaction or the enlarged AB InBev Group following Completion.

4.3	Subject to the SABMiller Shareholder Irrevocables not having terminated or lapsed, AB InBev shall:

(a)

exercise its rights to require forms of proxy to be executed pursuant to the SABMiller Shareholder Irrevocables and any Lender Irrevocables, such that the relevant counterparties are required to appoint persons nominated by AB InBev to attend and vote at the relevant shareholder meetings;

(b)

procure that: (i) any person appointed as a proxy at AB InBev’s direction pursuant to the SABMiller Shareholder Irrevocables and/or any Lender Irrevocables; and/or (ii) any director appointed as an attorney pursuant to the SABMiller Shareholder Irrevocables, any Lender Irrevocables or the AB InBev Shareholder Irrevocables, exercises his/her powers as such proxy or attorney (as applicable) in accordance with the terms of those agreements so as to give full effect to the irrevocable undertakings set out in the SABMiller Shareholder Irrevocables, the Lender Irrevocables or the AB InBev Shareholder Irrevocables (as applicable); and

(c)

provided that each representation and warranty included in Section 2.1 of the Tax Matters Agreement is true and correct as at the Applicable Date (as defined in the Tax Matters Agreement), issue a certificate signed by AB InBev’s Chief Legal Officer in accordance with the terms of Section 2.1.31 of the Tax Matters Agreement.

4.4	AB InBev undertakes not to:

(a)

agree to any variation of or amendment to the terms of the SABMiller Shareholder Irrevocables, any Lender Irrevocables or the AB InBev Shareholder Irrevocables without SABMiller’s prior written consent (not to be unreasonably withheld, delayed or conditioned);

(b)

provide its consent under either of the SABMiller Shareholder Irrevocables to the creation of any Pledge (as defined in the SABMiller Shareholder Irrevocables) unless: (i) AB InBev has provided prior written notice to SABMiller; and (ii) AB InBev has received a Lender Irrevocable on terms no less favourable in any material respect to AB InBev than the relevant SABMiller Shareholder Irrevocable and which provide equivalent protection in all material respects for AB InBev (and, through the third party enforcement provisions, SABMiller) in relation to the undertakings set out in the SABMiller Shareholder Irrevocable as AB InBev and SABMiller would have had if the Pledge had not been entered into; or

(c)

provide its consent to any of the matters listed in the paragraph entitled “Dealing and Undertakings” for which consent is required in either of the SABMiller Shareholder Irrevocables without SABMiller’s prior written consent (not to be unreasonably withheld, delayed or conditioned).

4.5

The parties agree that AB InBev shall be permitted to share relevant extracts of drafts of any Transaction Document: (i) which contain a reference to a SABMiller Shareholder Irrevocable or the relevant counterparty thereto with such counterparty; and (ii) which contain a reference to an AB InBev Shareholder Irrevocable or the relevant counterparty thereto with such counterparty.

5.	AB InBev Transaction Documents

5.1

The board of directors of AB InBev shall set out the AB InBev Board Recommendation in the relevant Belgian Merger Document(s) and in the Belgian Offer Prospectus, unless the AB InBev Board has determined, following consultation with external legal counsel and AB InBev’s financial adviser, that including the AB InBev Board Recommendation would be inconsistent with any of the respective fiduciary duties of AB InBev’s directors.

5.2

Subject to applicable Law and regulation and Clause 3.8, AB InBev shall prepare, provide, or procure the preparation and provision of, draft copies of the Belgian Merger Documents, Belgian Merger US Documents, Belgian Share Issue Documents, Belgian Offer Prospectus and the AB InBev Listing Documents to SABMiller (and/or its advisers) at such time as will allow SABMiller (and/or its advisers) reasonable notice of and reasonable opportunity to review and comment on such drafts and AB InBev (and/or its advisers) shall in good faith consider all comments reasonably proposed by SABMiller (and/or its advisers) in a timely fashion (and in any event in sufficient time for AB InBev or Newco (as applicable) to reasonably meet any regulatory or legal deadline (including for these purposes the Long Stop Date)) before such drafts are submitted or sent to BFSMA, the SEC, the JSE or any other Relevant Authority and before they are published in final form and, where practicable and to the extent permitted by Law and regulation, AB InBev shall promptly notify SABMiller (and/or its advisers) of any material comments received by it from BFSMA, the SEC, the JSE or any other Relevant Authority in relation to: (i) the satisfaction of any Key Conditions; or (ii) the Belgian Merger Documents, Belgian Merger US Documents, Belgian Share Issue Documents, Belgian Offer Prospectus and/or the AB InBev Listing Documents. The foregoing obligations in this clause shall not apply in relation to any of the Newco Belgian Merger Documents, the

Belgian Merger US Documents, the Newco Response Memorandum and/or the AB InBev Listing Documents to the extent such documents are to be dealt with pursuant to Schedule 3.

5.3

Subject to applicable Law and regulation and Clause 3.8, SABMiller agrees to provide promptly to AB InBev (and in any event in sufficient time for AB InBev to reasonably meet any regulatory or legal deadline (including for these purposes the Long Stop Date)), all such information about itself and other members of the SABMiller Group, and their respective directors, (including all such financial and accounting information as is set out in Schedule 2) as may be reasonably requested for the purpose of inclusion in (or submission with) the AB InBev Transaction Documents (to the extent that such information is required to be included in (or submitted with) the relevant document in order to obtain any required approval of the document from a Relevant Authority) to the standard that is required for AB InBev and Newco to meet their legal and regulatory obligations in relation to the preparation of such documents.

6.	Implementation of the Transaction

6.1

Without prejudice to its obligations under Clause 3.2 and the provisions of Clause 6.9, AB InBev shall use all reasonable endeavours to implement the Transaction in accordance with, and subject to, the terms and conditions (including the Pre-Conditions and the Conditions) of the Transaction set out in the Announcement and to dispatch or publish (as applicable) the Belgian Merger Documents, the Belgian Merger US Documents and the Belgian Offer Prospectus in accordance with the indicative timetable set out in the Announcement (save for any of the Newco Belgian Merger Documents, the Belgian Merger US Documents, the Newco Response Memorandum and the AB InBev Listing Documents which are to be despatched or published by Newco pursuant to the provisions of Schedule 3).

6.2

Prior to Completion, SABMiller shall (and shall procure that the other members of its Group shall) provide any assistance which may be required by AB InBev for the purposes of obtaining any authorisations or clearances from governmental or regulatory bodies in respect of the Key Conditions, including ensuring that reasonable assistance is provided by, their respective professional advisers.

6.3

Prior to Completion, each of AB InBev and SABMiller shall (and shall procure that the other members of their respective Groups shall) comply with their respective obligations set out in Schedule 3 in relation to Newco, provided that the parties acknowledge and agree:

(a)

that SABMiller shall not be in breach of any of its obligations under this Clause 6.3 or Part A of Schedule 3 to the extent that such breach has been caused by or is attributable to AB InBev’s failure to comply with its obligations under Part B of Schedule 3;

(b)

that AB InBev shall not be in breach of any of its obligations under this Clause 6.3 or Part B of Schedule 3 to the extent that such breach has been caused by or is attributable to SABMiller’s failure to comply with its obligations under Part A of Schedule 3;

(c)	that nothing in this Agreement shall require any director, officer or employee of SABMiller or any member of the SABMiller Group to become a director, officer or employee of Newco; and

(d)

that neither SABMiller, nor any member of the SABMiller Group, nor any of their respective directors, officers or employees, shall be required to take responsibility for any of the documents to be prepared, filed, submitted or published by Newco pursuant to Schedule 3.

6.4

Notwithstanding any other provision of this Agreement, SABMiller shall take (or procure that Newco shall take) such action as AB InBev may reasonably request: (i) in relation to or consequent upon the satisfaction of the Stamp Duty Condition, including (at AB InBev’s direction and subject to the provision of funds by AB InBev) payment of or the provision of an undertaking to pay (and subsequent payment of) any applicable stamp duty, and (ii) in relation to arrangements to pay and (at AB InBev’s direction and subject to the provision of funds by AB InBev) payment of or the provision of an undertaking to pay (and subsequent payment of) all South African securities transfer tax (STT) required to be paid in respect of the transfer of the SABMiller Shares to Newco. AB InBev shall have the exclusive right, if it wishes, to contact and correspond with any relevant Tax Authority in connection with the satisfaction of the Stamp Duty Condition and/or the payment of STT (including preparing and submitting all necessary documents and correspondence), and conducting all related negotiations and reaching all related agreements with any relevant Tax Authority. AB InBev shall keep SABMiller fully informed of any such matters and shall consult SABMiller in relation to them, including providing SABMiller with drafts of any written communications to be made to a Tax Authority for SABMiller to comment on promptly before they are finalised (but AB InBev shall retain final discretion as to the content of any such communications). SABMiller shall procure that:

(a)

SABMiller and/or Newco grant to AB InBev such authorisations as are reasonably required to enable AB InBev to deal with such matters, and that such authorisations are confirmed to any relevant Tax Authority if required;

(b)

SABMiller and/or Newco provide AB InBev with such information and assistance relating to SABMiller, Newco and the UK Scheme as AB InBev may reasonably request to ensure that the Stamp Duty Condition is satisfied and arrangements can be made for the payment of any applicable stamp duty and STT including, if applicable, ensuring that the duly executed stock transfer form or stock transfer forms in respect of the UK Scheme Shares are promptly provided to AB InBev;

(c)	SABMiller and/or Newco promptly provide to AB InBev copies of any correspondence relevant to the satisfaction of the Stamp Duty Condition or arrangements to pay STT received by SABMiller or Newco; and

(d)

no voluntary action is taken by SABMiller or Newco (including that no contact is made with, or correspondence or other document submitted to, a Tax Authority) in relation to the Stamp Duty Condition or arrangements to pay STT, without the prior written consent of AB InBev (other than where a failure to take such action would reasonably be expected to result in SABMiller and/or Newco failing to comply with any applicable Law).

6.5

AB InBev shall use all reasonable endeavours to convene the AB InBev General Meeting by no later than the AB InBev Shareholder Approval Longstop Date and, so far as is practicable, on the same date as the UK Scheme Court Meeting and the SABMiller General Meeting and at such time as to enable: (i) the AB InBev General Meeting to have concluded prior to the start of the UK Scheme Court Meeting and the SABMiller General Meeting; and (ii) the UK Scheme Court Meeting and the SABMiller General Meeting to have concluded prior to the start of the Newco General Meeting (or such later date as may be agreed by both parties in writing). Once the AB InBev General Meeting has been convened, AB InBev shall not adjourn or postpone the AB InBev General Meeting without SABMiller’s prior written consent (not to be unreasonably withheld, delayed or conditioned) unless:

(a)	in the view of the AB InBev Board (acting in good faith):

(i)	such adjournment or postponement is required by applicable Law;

(ii)	it is not reasonably practicable to seek such consent because the adjournment or postponement is on account of a force majeure event or an emergency adjournment or postponement;

(iii)	such adjournment or postponement is reasonably necessary for the proper conduct of, or proper consideration of any matter at, the AB InBev General Meeting; or

(iv)

the motion to adjourn or postpone is only moved at the AB InBev General Meeting by AB InBev Shareholders (other than members of the AB InBev Board or AB InBev Shareholders who are party to AB InBev Shareholder Irrevocables); or

(b)

SABMiller convenes, or adjourns or postpones once convened, the UK Scheme Court Meeting or the SABMiller General Meeting to a date after the proposed date of the AB InBev General Meeting in which case AB InBev shall be entitled to also adjourn or postpone the AB InBev General Meeting to the same later date but at such time as to enable (i) the AB InBev General Meeting to have concluded prior to the start of the UK Scheme Court Meeting and the SABMiller General Meeting; and (ii) the UK Scheme Court Meeting and the SABMiller General Meeting to have concluded prior to the start of the Newco General Meeting (it being acknowledged by the parties that AB InBev shall not be obliged to convene the AB InBev General Meeting on a date earlier than the date of the UK Scheme Court Meeting and the SABMiller General Meeting).

Notwithstanding the foregoing, if: (i) there is an adjournment or postponement of the AB InBev General Meeting after it has been convened; and (ii) the UK Scheme Court Meeting or the SABMiller General Meeting are postponed or adjourned so as to be held as soon as practicable following any postponed or adjourned AB InBev General Meeting, then AB InBev shall (if necessary, with the consent of the Panel) extend the deadlines referred to in Conditions (a)(i), (ii) and (iii) of Part A of Appendix 2 of the

Announcement accordingly and the references in Clause 11.1(b)(iii) shall be construed accordingly.

6.6

Where the Transaction is being implemented by way of, among other steps, the UK Scheme, AB InBev undertakes that, before the UK Sanction Hearing, it shall deliver a notice in writing to SABMiller either:

(a)

confirming the satisfaction or waiver of all Pre-Conditions and Conditions (other than the Post Scheme Sanction Conditions (as defined in the Announcement) and Condition (a)(iii) of Part A of Appendix 2 of the Announcement); or

(b)

confirming its intention to invoke a Pre-Condition or Condition (if permitted by the Panel and, as applicable, BFSMA) and providing reasonable details of the event which has occurred, or circumstances which have arisen, which AB InBev reasonably considers entitle it to invoke the Pre-Condition or Condition.

6.7

If the AB InBev Board becomes aware of any fact, matter or circumstance that the AB InBev Board reasonably considers would entitle it to invoke (and, applying the test set out in Rule 13.5 of the UK Takeover Code, the Panel and, if applicable, BFSMA would permit it to so invoke) any of the Pre-Conditions or Conditions, AB InBev shall (subject to applicable Law) inform SABMiller as soon as is reasonably practicable.

6.8

Where the Transaction is being implemented by way of, among other steps, the UK Scheme, AB InBev shall (subject to SABMiller having complied with its obligations in Clause 6.3 and Schedule 3) instruct counsel to appear on its behalf at the UK Sanction Hearing and undertake to the UK Court to:

(a)	be bound by the terms of the UK Scheme in so far as it relates to AB InBev or (following completion of the Belgian Offer) Newco; and

(b)	satisfy Conditions (c)(iii), (c)(iv) and (c)(v) of Part A of Appendix 2 to the Announcement,

to the extent that all the Conditions (other than those referred to in Clause 6.6(a) above) have been satisfied or waived prior to or on the date of the UK Sanction Hearing.

6.9

AB InBev shall be entitled, with the consent of the Panel, to implement the Transaction by way of (among other steps) the UK Offer rather than the UK Scheme and, subject to applicable Law and regulation, to otherwise change the Proposed Structure (any such election being a Switch) only if:

(a)	SABMiller provides its prior written consent (an Agreed Switch), in which case Clause 6.10 shall apply;

(b)

a third party announces a firm intention to make an offer for the issued and to be issued ordinary share capital of SABMiller (whether including or excluding any SABMiller Shares held in treasury) which is recommended in whole or in part by the board of directors of SABMiller; or

(c)	the Relevant SABMiller Directors withdraw their unanimous and unconditional recommendation (as to Cash Consideration) of the Transaction.

6.10

In the event of any Agreed Switch involving the implementation of the Transaction by way of (among other steps) the UK Offer rather than the UK Scheme, unless otherwise agreed with SABMiller or required by the Panel:

(a)

the Acceptance Condition shall be set at 90 per cent. of the SABMiller Shares to which the UK Offer relates (or such other percentage as may be agreed between the parties in writing after, to the extent necessary, consultation with the Panel, being in any case more than 50 per cent. of the SABMiller Shares to which the UK Offer relates);

(b)

AB InBev shall not take any action which would cause the UK Offer not to proceed, to lapse or to be withdrawn in each case for non-fulfilment of the Acceptance Condition prior to the 60th day after publication of the UK Offer Document and AB InBev shall ensure that the UK Offer remains open for acceptances until such time;

(c)

AB InBev shall ensure that the only pre-conditions of the UK Offer shall be the Pre-Conditions and that the only conditions of the UK Offer shall be the Conditions (subject to replacing Condition (a) of Part A of Appendix 2 with the Acceptance Condition referred to in Clause 6.10(a) and the inclusion, if required, of a condition in relation to the filing of any registration statements with the SEC, to any such registration statements being declared effective by the SEC and to the obtaining of any other documents or approvals required in relation to the issue of offeror shares pursuant to the UK Offer) (unless the parties agree otherwise in writing); and

(d)

AB InBev shall keep SABMiller informed, on a confidential basis and within two Business Days following receipt of a written request from SABMiller, of the number of holders of SABMiller Shares that have validly returned their acceptance or withdrawal forms or incorrectly completed their withdrawal or acceptance forms and the identity of such shareholders.

6.11	In the event of any Agreed Switch:

(a)	involving the implementation of the Transaction by way of (among other steps) the UK Offer rather than the UK Scheme the parties agree:

(i)	that all provisions of this Agreement shall continue to apply save as set out in this Clause 6.11(a);

(ii)	all provisions of this Agreement relating to the UK Scheme and its implementation shall apply to the UK Offer or its implementation mutatis mutandis; and

(iii)

AB InBev’s obligations under Clause 5.2 shall apply to the UK Offer Document as if references in such Clause to the Belgian Merger Documents, Belgian Merger US Documents and Belgian Offer Prospectus included the UK Offer Document; and

(b)	involving changes to the structure other than the use of a UK Offer:

(i)	that all provisions of this Agreement shall continue to apply save as set out in this Clause 6.11(b);

(ii)	AB InBev’s obligations under Clause 5.2 shall apply to such new, additional or amended documents as are required to be published or posted to AB InBev Shareholders pursuant to the new structure; and

(iii)

SABMiller’s obligations under Clause 5.3 shall apply to such new, additional or amended documents, other than the UK Offer Document, as are required to be published or posted to SABMiller Shareholders pursuant to the new structure.

6.12	AB InBev shall use all reasonable endeavours to satisfy Conditions (r) to (z) of Part B to Appendix 2 to the Announcement by the Long Stop Date.

7.	SABMiller employees and share plans

7.1	The parties agree that the provisions of Schedule 1 (SABMiller Employees and Share Plans) with respect to certain employee-related matters shall be implemented in accordance with that Schedule.

7.2

SABMiller and AB InBev agree that if the Proposed Structure includes the UK Scheme, the timetable for its implementation shall be fixed so as to enable options, stock appreciation rights and awards under the relevant SABMiller Share Plans which provide for exercise and/or vesting on the UK Scheme Court Sanction to be exercised and vest in sufficient time to enable the resulting SABMiller Shares to be bound by the UK Scheme on the same terms as SABMiller Shares held by SABMiller Shareholders.

7.3

 SABMiller and AB InBev agree that they will procure (whether through an amendment to the articles of association of SABMiller, amendments to the terms of the SABMiller Share Plans or otherwise) that if the Proposed Structure includes the UK Scheme, to the extent that any options, stock appreciation rights and/or awards under the relevant SABMiller Share Plans are not exercised and satisfied in sufficient time to enable the resulting SABMiller Shares to be bound by the UK Scheme on the same terms as SABMiller Shares held by SABMiller Shareholders:

(a)	options, stock appreciation rights and/or awards under the relevant SABMiller Share Plans may not be exercised prior to Completion;

(b)	no SABMiller Shares shall be issued after the UK Scheme Record Time and before Completion;

(c)

any SABMiller Shares issued, allotted or transferred at any time after Completion in satisfaction of the exercise of options, stock appreciation rights and/or awards which are or first become exercisable (or would have become exercisable but for any prohibition on exercise introduced into the rules of the relevant SABMiller Share Plan or otherwise imposed by SABMiller) in the period commencing with the UK Sanction Hearing and ending on Completion, will be immediately repurchased by SABMiller for an amount equal to the Cash Consideration; and

(d)

any SABMiller Shares issued, allotted or transferred in satisfaction of the exercise of options, stock appreciation rights and/or awards which first become exercisable on or after Completion will be immediately transferred to Newco in exchange for an amount equal to the Cash Consideration.

7.4

AB InBev agrees that it will indemnify and hold harmless any employee or former employee of the SABMiller Group holding an option granted under a Schedule 3 SAYE option scheme or a Schedule 4 CSOP scheme (each as defined in the Income Tax (Earnings and Pensions) Act 2003) for any additional tax (including national insurance contributions) they become liable to pay on the exercise of that option and subsequent disposal of SABMiller Shares by reason only of the actions taken pursuant to Clause 7.3 above, provided that the employee or former employee (as applicable) could not reasonably have exercised the option at another time and acquired on exercise the same number of SABMiller Shares without incurring such additional tax.

7.5	The parties agree that the provisions of Schedule 4 (Zenzele Scheme) shall apply with respect to the Zenzele Scheme and the other matters set out therein.

7.6

The parties agree that the time period referred to in paragraph 20 of the Confidentiality Agreement in relation to the non-solicitation by the Offeror (as defined in the Confidentiality Agreement) of certain employees and officers of the SABMiller Group shall be deemed to be 24 months from the date of the Confidentiality Agreement.

8.	Directors’ and officers’ insurance

8.1

If and to the extent such obligations are permitted by Law, for six years after the Completion Date, AB InBev shall procure that the members of the SABMiller Group honour and fulfil their respective obligations (if any) existing as at the date of this Agreement to indemnify their respective directors and officers and to advance reasonable expenses, in each case with respect to matters existing or occurring at or prior to the Completion Date.

8.2

With effect from Completion, AB InBev shall, to the extent such cover is available on reasonable commercial terms, procure the provision of directors’ and officers’ liability insurance cover for both current and former directors and officers of the SABMiller Group, including directors and officers who retire or whose employment is terminated as a result of the Transaction, for acts and omissions up to and including the Completion Date, in the form of runoff cover for a period of six years following the Completion Date. Such insurance cover shall be with reputable insurer(s) and provide cover, in terms of amount and breadth, at least as much as that provided under SABMiller Group’s directors and officers insurance as at the date of this Agreement.

9.	Break Payment

9.1

By way of compensation for any loss or damage (including, but not limited to, incurring substantial costs and expenses, lost opportunity costs, business dislocation, reputational harm or adverse market reaction) that may be suffered by SABMiller or its shareholders on the occurrence of a Break Payment Event, subject to Clause 9.2, AB InBev shall pay, or shall procure the payment by a member of the AB InBev Group of, the Break Payment to SABMiller in the event that, following the publication of the Announcement in accordance with Clause 2.1:

(a)

the AB InBev Condition Resolutions are not passed by the AB InBev Shareholders by the AB InBev Shareholder Approval Longstop Date (irrespective of whether the AB InBev General Meeting has been held by AB InBev by such time or not);

(b)

at, or before the start of, the AB InBev General Meeting (or any adjournment thereof) (i) an AB InBev Adverse Recommendation Change occurs and within ten (10) Business Days of such change SABMiller confirms to AB InBev that it no longer intends to proceed with the Transaction; and (ii) the Panel (and BFSMA, if applicable) confirms that AB InBev shall no longer be required to proceed with the Transaction and the Transaction lapses or is withdrawn;

(c)

on or prior to the Long Stop Date, AB InBev invokes (and is permitted by the Panel to invoke) any Pre-Condition and/or any Regulatory Condition so as to cause the Transaction not to proceed, to lapse or be withdrawn; or

(d)	any Pre-Condition and/or any Regulatory Condition has not been satisfied or waived by AB InBev by 11.59 p.m. (London time) on the date which is 14 days prior to the Long Stop Date,

(each a Break Payment Event).

The parties irrevocably agree, having taken appropriate advice, that the Break Payment constitutes a fair and reasonable amount payable by AB InBev on the occurrence of a Break Payment Event.

9.2

(a)	If a Break Payment Event occurs before or simultaneously with termination of this Agreement, the Break Payment is payable.

(b)	No Break Payment shall be payable if at the time the relevant Break Payment Event occurs, this Agreement has already been terminated pursuant to Clause 11. For the avoidance of doubt:

(i)

if this Agreement is terminated pursuant to Clause 11 prior to the AB InBev Shareholder Approval Longstop Date and at such time of termination the AB InBev General Meeting has not yet occurred, no Break Payment Event is capable of occurring pursuant to Clause 9.1(a); and

(ii)

if this Agreement is terminated pursuant to Clause 11 prior to 11.59 p.m. (London time) on the date which is 14 days prior to the Long Stop Date, no Break Payment Event is capable of occurring pursuant to Clause 9.1(d).

9.3	Subject to Clause 9.2, AB InBev shall pay or procure the payment of the Break Payment to SABMiller within 10 Business Days of the day on which the relevant Break Payment Event occurs.

9.4

The parties anticipate, and shall use all reasonable endeavours to secure, that the Break Payment is not and will not be treated as consideration for a taxable supply for VAT purposes. If, however, the Break Payment is determined by any Tax Authority to be consideration in whole or part for a taxable supply for VAT purposes then:

(a)	SABMiller shall provide AB InBev with a valid VAT invoice in respect of that supply; and

(b)

if SABMiller (or the representative member of the VAT group of which SABMiller is a member) is liable to account for VAT in respect of that supply, the amount of the Break Payment shall be increased to take account of such recoverable VAT.

9.5

Such additional payment as may be required to be made by AB InBev pursuant to Clause 9.4 above shall be made, subject to the receipt of a valid VAT invoice, no later than five Business Days before the date on which SABMiller (or the representative member of the VAT group of which SABMiller is a member) is liable to account for such VAT (the Due Date) or, if later, the date falling five (5) Business Days after SABMiller has notified AB InBev in writing of the Due Date.

9.6

Payments pursuant to this Clause 9 shall be made in immediately available funds (without any deduction or withholding, save only as required by Law, and without regard to any lien, right of set-off, counterclaim or otherwise) to such bank account as may be notified to AB InBev by SABMiller for such purpose (such notification to be received no later than three (3) Business Days prior to the deadline for payment of the Break Payment).

9.7

In the event that a Break Payment has been paid pursuant to this Clause 9, except with respect to: (i) any amounts payable by AB InBev pursuant to the indemnity provision in Clause 9.8; and (ii) fraud, SABMiller’s receipt of the Break Payment (plus any additional amounts in respect of VAT under Clause 9.4) shall be the sole and exclusive remedy of the SABMiller Group in respect of any and all costs and expenses incurred by the SABMiller Group arising out of or in connection with this Agreement (and/or any other agreement referred to or deemed to be referred to in Clause 17.1 (a Relevant Agreement)) and the transactions contemplated by this Agreement and/or any Relevant Agreement, and for any and all losses and damages suffered arising out of or in connection with this Agreement and/or any Relevant Agreement and the transactions contemplated by this Agreement and/or any Relevant Agreement. The parties irrevocably agree, having taken appropriate advice, that, in the event that a Break Payment Event occurs, the payment by AB InBev of the Break Payment (plus any additional amounts in respect of VAT under Clause 9.4) will constitute an adequate remedy for SABMiller for any and all costs and expenses incurred by the SABMiller Group arising out of or in connection with this Agreement and/or any Relevant Agreement and the transactions contemplated by this Agreement and/or any Relevant Agreement, and for any and all losses and damages suffered in connection with or arising out of this Agreement and/or any Relevant Agreement and the transactions contemplated by this Agreement and/or any Relevant Agreement, and SABMiller undertakes not to seek any other remedy arising out of or in connection with this Agreement and/or any Relevant Agreement and/or the transactions contemplated by this Agreement and/or any Relevant Agreement whether at law or in equity or otherwise. In no event shall AB InBev be required to pay the Break Payment more than once or pay more than one Break Payment.

9.8

AB InBev shall indemnify and hold harmless SABMiller (and each member of the SABMiller Group) on demand from and against any losses, liabilities and claims of whatever nature, and any costs and expenses suffered or incurred by SABMiller (or any member of the SABMiller Group) arising from actions taken by the SABMiller Group prior to the termination of this Agreement in compliance with their obligations under Clause 6.3 and Schedule 3 (including, without limitation, pursuant to any indemnification or similar provisions required to be undertaken by SABMiller or any other member of the SABMiller Group in favour of the Incorporation Agent or the Initial Directors), except to the extent such losses, liabilities, claims, costs and expenses are finally judicially determined to have arisen from the gross negligence, wilful misconduct, bad faith or fraud by a member of the SABMiller Group or any of its directors, officers or employees.

10.	Relevant Law

10.1

Nothing in this Agreement shall in any way limit the parties’ obligations under the UK Code, the Belgian Rules and any other applicable Law, and any uncontested rulings of the Panel as to the application of the UK Code or BFSMA as to the application of the Belgian Rules in conflict with the terms of this Agreement shall take precedence over the terms of this Agreement.

10.2	Nothing in this Agreement shall oblige:

(a)	SABMiller or the directors of SABMiller to recommend a UK Offer or a UK Scheme proposed by AB InBev or any member of the AB InBev Group; or

(b)	AB InBev or the directors of AB InBev to recommend the Belgian Merger or Belgian Offer (or alternative structure proposed pursuant to Clause 6.9).

11.	Termination

11.1	Subject to Clauses 11.2 and 11.3, this Agreement shall terminate with immediate effect and all rights and obligations of the parties under the Agreement shall cease forthwith, as follows:

(a)	if agreed in writing between the parties;

(b)	upon service of written notice by AB InBev to SABMiller, if one or more of the following occurs:

(i)

the UK Scheme Document (or UK Offer Document, as the case may be) and (if different) the document convening the SABMiller General Meeting does not include the SABMiller Board Recommendation, or SABMiller makes an announcement prior to the publication of such document(s) that: (i) the Relevant SABMiller Directors no longer intend to make such recommendation or intend adversely to modify or qualify such recommendation (it being agreed that any recommendation or views given or not given in respect of the Partial Share Alternative shall not constitute a change, modification or qualification of the recommendation in relation to the Cash Consideration); (ii) it will not convene the UK Scheme Court Meeting or the SABMiller General Meeting; or (iii) it does not intend to post the UK Scheme Document (or UK Offer Document, as the case may be) or (if different) the document convening the SABMiller General Meeting;

(ii)

the Relevant SABMiller Directors withdraw, adversely modify or adversely qualify the SABMiller Board Recommendation or fail to publicly reaffirm such unanimous and unconditional recommendation within five (5) Business Days of AB InBev’s reasonable request to do so, it being understood that the issue of any holding statement(s) issued to shareholders of SABMiller following a change of circumstances (so long as any such holding statement contains an express statement that such recommendation is not withdrawn or adversely modified and does not contain a statement that the Relevant SABMiller Directors intend to withdraw or adversely modify such recommendation) shall not constitute a withdrawal or adverse modification of such recommendation for the purposes of this Clause unless there is a failure to reaffirm or re-issue such recommendation within five (5) Business Days of AB InBev’s reasonable request to do so following such holding statement (or, if less than five (5) Business Days from such holding announcement, before the start of the AB InBev General Meeting) (it being agreed that any recommendation or views given or not given in respect of the Partial Share Alternative shall not constitute a change, modification or qualification of the recommendation in relation to the Cash Consideration);

(iii)	subject to Clause 6.5, if the Transaction is being implemented by way of the UK Scheme and:

(A)

the UK Scheme Court Meeting and the SABMiller General Meeting are not held on or before the later of: (i) the 22nd day after the expected day of the UK Scheme Court Meeting to be set out in the UK Scheme Document; and (ii) the Shareholder Approval Longstop Date, (or such later date as may be agreed in writing between the parties with the consent of the Panel and the approval of the UK Court (if such approval is required)); or

(B)

the Newco General Meeting is not held within five Business Days of the UK Scheme Court Meeting and the SABMiller General Meeting (or such later date as may be agreed in writing between the parties with the consent of the Panel and the approval of the UK Court (if such approval is required));

(C)

the UK Sanction Hearing is not held on or before the later of (i) the 22nd day after the expected day of the UK Sanction Hearing to be set out in the UK Scheme Document and (ii) thirty days after all the Conditions other than the Post Scheme Sanction Conditions (as defined in the Announcement) and Condition (a)(iii) of Part A of Appendix 2 to the Announcement have been satisfied or waived, (or such later date as may be agreed in writing between the parties with the consent of the Panel and the approval of the UK Court (if such approval is required)), provided that if an AB InBev Adverse Recommendation Change has occurred, AB InBev may not terminate this Agreement pursuant to Clause 11.1(b)(i) or (ii) until: (A) such time as SABMiller has given its confirmation under Clause 9.1(b) (or the 10 Business Day period for it to give its confirmation has expired); and (B) if applicable, any relevant determination is made by the Panel (and BFSMA) as set out in Clause 9.1(b);

(c)	upon service of written notice by either party to the other, following a Break Payment Event;

(d)	upon service of written notice by AB InBev to SABMiller prior to the Long Stop Date stating that either:

(i)

any Pre-Condition or Condition which has not been waived is (or has become) considered by AB InBev incapable of satisfaction by the Long Stop Date and, notwithstanding that AB InBev has the right to waive such Pre-Condition or Condition, AB InBev will not do so; or

(ii)	any Pre-Condition or Condition which is incapable of waiver is considered by AB InBev incapable of satisfaction by the Long Stop Date,

in each case in circumstances where the invocation of the relevant Pre-Condition or Condition (or confirmation that the Pre-Condition or Condition is incapable of satisfaction, as appropriate) is permitted by the Panel;

(e)

upon service of written notice by AB InBev to SABMiller if: (i) the SABMiller Resolutions are not passed at either or both of the UK Scheme Court Meeting or the SABMiller General Meeting; or (ii) the Newco Resolutions are not passed at the Newco General Meeting;

(f)	upon service of written notice by AB InBev to SABMiller, if a Competing Proposal: (A) is recommended in whole or part by the Relevant SABMiller

Directors; or (B) completes, becomes effective or is declared or becomes unconditional in all respects;

(g)

if the Transaction is, with the permission of the Panel and, when applicable, the BFSMA, withdrawn or lapses in accordance with its terms prior to the Long Stop Date (other than where: (i) such lapse or withdrawal is as a result of the exercise of AB InBev’s right to effect a Switch; or (ii) it is otherwise to be followed within five Business Days by an announcement under Rule 2.7 of the UK Code made by AB InBev or a person acting in concert with AB InBev to implement the Transaction by a different offer or scheme on substantially the same or improved terms); or

(h)	if Completion has not occurred by the Long Stop Date.

11.2

Termination of this Agreement shall be without prejudice to the rights of any of the parties which have arisen at or prior to termination. For the avoidance of doubt, if the Agreement is terminated pursuant to Clause 11.1, the Break Payment will be payable if a Break Payment Event has occurred prior to, or occurs simultaneously with, termination of this Agreement.

11.3	The following provisions shall survive termination of this Agreement:

(a)	Clauses 7.1, 7.4 and Schedule 1 and 8 (but only in circumstances where this Agreement is terminated on or after the Completion Date);

(b)	Clause 9.7 and 9.8;

(c)	Clause 11; and

(d)	Clauses 13 to 21 (inclusive) and 23 to 24 (inclusive).

12.	Representations and warranties

12.1	On the date of this Agreement, each party represents and warrants to the other, that:

(a)	it has the requisite power and authority to enter into and perform its obligations under this Agreement;

(b)	this Agreement constitutes its binding obligations in accordance with its terms; and

(c)	the execution and delivery of, and performance of its obligations under, this Agreement will not:

(i)	result in any breach of any provision of its constitutional documents;

(ii)	result in a material breach of, or constitute a material default under, any instrument (which is material in the context of the Transaction) to which it is a party or by which it is bound; or

(iii)	result in a breach of any order, judgment, or decree of any court or governmental agency to which it is a party or by which it is bound.

13.	Notices

13.1	A notice under this Agreement shall only be effective if it is in writing.

13.2

Notices under this Agreement shall be sent to a party by hand delivery or reputable international courier or by facsimile or by email at its physical address or facsimile number or email address respectively, and shall be marked for the attention of the individual set out below:

(a)	AB InBev:

	Attention:	Chief Legal Officer & Corporate Secretary

	Physical address:	c/o Anheuser-Busch InBev

Brouwerijplein 1

Leuven 3000

Belgium

	Fax number:	+3216506699

	Email address:	sabine.chalmers@ab-inbev.com

with a copy to (but such copy shall not constitute notice):

	Attention:	Mark Rawlinson and Alison Smith

	Physical address:	Freshfields Bruckhaus Deringer LLP

65 Fleet Street

London EC4Y 1HS

United Kingdom

	Fax number:	+44 20 7108 7552

	Email address:	mark.rawlinson@freshfields.com, alison.smith@freshfields.com

(b)	SABMiller:

	Attention:	General Counsel & Corporate Affairs Director

	Physical address:	c/o SABMiller plc

One Stanhope Gate

London

W1K 1AF

United Kingdom

	Fax number:	+44 (0)20 7659 0166

	Email address:	john.davidson@sabmiller.com

with a copy to (but such copy shall not such constitute notice):

	Attention:	Charles Jacobs and Nick Rumsby

Physical address:	Linklaters LLP

One Silk Street

London EC2Y 8HQ

United Kingdom

Fax number:	+44 (0)20 7456 2222

Email address:	charles.jacobs@linklaters.com,
nick.rumsby@linklaters.com

13.3

A party may change its notice details on giving notice to the other party of the change in accordance with Clauses 13.1 and 13.2. That notice shall only be effective on the date falling one Business Day after the notification has been received or such later date as may be specified in the notice.

13.4	Any notice given under this Agreement shall, in the absence of earlier receipt, be deemed to have been duly given:

(a)	if delivered by hand, on delivery;

(b)	if sent by reputable international courier, on signature of a delivery receipt;

(c)	if sent by facsimile, when the sender’s facsimile system generates a message confirming successful transmission of the notice; or

(d)	if sent by email, when sent.

13.5	Any notice given under this Agreement outside the period between 9:00 a.m. and 5:00 p.m. (Working Hours) shall be deemed not to have been given until the start of the next period of Working Hours.

13.6

Each party shall, where it sends a notice by facsimile or email to the other party, within two Business Days send a hard copy of the relevant notice via hand delivery or reputable international courier to the physical address of the other party.

14.	Remedies and waivers

14.1	No delay or omission by any party to this Agreement in exercising any right, power or remedy provided by Law or under this Agreement shall:

(a)	affect that right, power or remedy; or

(b)	operate as a waiver of it.

14.2

The single or partial exercise of any right, power or remedy provided by law or under this Agreement shall not preclude any other or further exercise of it or the exercise of any other right, power or remedy.

14.3	Save as set forth in Clause 9.7, the rights, powers and remedies provided in this Agreement are cumulative and not exclusive of any rights, powers and remedies provided by law.

14.4

Save as set forth in Clause 9.7, without prejudice to any other rights and remedies which the other party may have, each party (each being, as applicable, for the purposes of this sub-Clause, the “undertaking party”) acknowledges and agrees that the other party may be materially harmed by a breach of any of the provisions of this Agreement and that damages alone may not be an adequate remedy for any such breach. Accordingly, the undertaking party acknowledges that, save as set forth in Clause 9.7, the other party shall be entitled to seek the remedies of injunction, specific performance and other equitable remedies, for any threatened or actual breach of any such provision of this Agreement and no proof of special damages shall be necessary for the enforcement by the other of the rights under this Agreement.

15.	Variation

No variation of this Agreement shall be valid unless it is in writing (which, for this purpose, does not include email) and signed by or on behalf of each of the parties.

16.	Invalidity

16.1

The parties agree that, if the Panel determines that any provision of this Agreement that requires SABMiller to take or not to take action, whether as a direct obligation or as a condition to any other person’s obligation (however expressed), is not permitted by Rule 21.2 of the UK Code, that provision shall have no effect and shall be disregarded.

16.2	If at any time any provision of this Agreement is or becomes illegal, invalid or unenforceable in any respect under the law of any jurisdiction, that shall not affect or impair:

(a)	the legality, validity or enforceability in that jurisdiction of any other provision of this Agreement; or

(b)	the legality, validity or enforceability under the law of any other jurisdiction of that or any other provision of this Agreement.

17.	Entire agreement

17.1

Save for the Confidentiality Agreement, the Clean Team Arrangements (each of which remain in force) and any other agreements the parties agree in writing are deemed to be included in this Clause, this Agreement constitutes the whole and only agreement between the parties relating to the Transaction and supersedes any previous agreement whether written or oral between the parties in relation to the Transaction.

17.2

Except in the case of fraud, each party acknowledges that it is entering into this Agreement in reliance upon only this Agreement and that it is not relying upon any pre-contractual statement that is not set out in this Agreement.

17.3

Except in the case of fraud, no party shall have any right of action (including those in tort or arising under statute) against another party arising out of or in connection with any pre-contractual statement except to the extent that it is repeated in this Agreement.

17.4

For the purposes of this Clause 17, pre-contractual statement means any draft, agreement, undertaking, representation, warranty, promise, assurance or arrangement of any nature whatsoever, whether or not in writing, relating to the subject matter of this Agreement made or given by any person at any time before the date of this Agreement.

18.	Language

Each notice or other communication under or in connection with this Agreement shall be in English.

19.	Third Party Rights

19.1

Newco shall have the right under the Contracts (Rights of Third Parties) Act 1999 to enforce the terms of this Agreement (as amended from time to time) with effect from the date of its incorporation, subject to and in accordance with:

(a)	the terms of Clause 24 (Governing law and jurisdiction); and

(b)	the term that the parties to this Agreement may by agreement terminate or rescind or vary it in any way without the consent of Newco.

19.2

Those employees and former employees who are beneficiaries of the indemnity provided in Clause 7.4 shall have the right under the Contracts (Rights of Third Parties) Act 1999 to enforce the terms of that indemnity.

19.3	Save as provided in Clause 19.1 and Clause 19.2, a person who is not a party to this Agreement shall have no right under the Contracts (Rights of Third Parties) Act 1999 to enforce any of its terms.

20.	Assignment

20.1	The parties acknowledge that, following Completion, the obligations of AB InBev under this Agreement shall become obligations of Newco by operation of law pursuant to the Belgian Merger.

20.2

Save for such transfers or assignments as occur by operation of law pursuant to the terms of the Belgian Merger, and without prejudice to Clause 20.1, no party shall be entitled to assign (whether absolutely or by way of security and whether in whole or in part), transfer, mortgage, charge, declare itself a trustee for a third party of, or otherwise dispose of (in any manner whatsoever) the benefit of this Agreement (or any part of it) or sub-contract in any manner whatsoever its performance under this Agreement without the prior written consent of the other party.

21.	Costs and expenses

Save as otherwise provided in this Agreement, each party shall pay its own costs and expenses in relation to the negotiation, preparation, execution and carrying into effect of this Agreement and any matter contemplated by it.

22.	Further assurance

Each party shall, at its own cost, use reasonable endeavours to, or procure that any relevant third party shall, do and execute and perform all such further deeds, documents, assurances, acts and things as may reasonably be required to give effect to this Agreement.

23.	Counterparts

23.1

This Agreement may be executed in any number of counterparts, and by the parties on separate counterparts, but shall not be effective until each party has executed at least one counterpart. Each counterpart shall constitute an original of this Agreement, but all the counterparts shall together constitute but one and the same instrument.

23.2

Delivery of an executed counterpart signature page of this Agreement by email (pdf) or facsimile shall be as effective as delivery of a manually executed counterpart of this Agreement. In relation to each counterpart, upon confirmation by or on behalf of the signatory that the signatory authorises the attachment of such counterpart signature page on the final text of this Agreement, such counterpart signature page shall take effect with such final text as a complete authorised counterpart.

24.	Governing law and jurisdiction

24.1

This Agreement is to be governed by and construed in accordance with English law. Any matter, claim or dispute arising out of or in connection with this Agreement, whether contractual or non-contractual, is to be governed by and determined in accordance with English law.

24.2

The parties irrevocably submit to the exclusive jurisdiction of the courts of England and Wales in respect of any matter, claim or dispute arising out of or in connection with this Agreement, whether contractual or non-contractual.

24.3

AB InBev shall maintain an agent for service of process and any other documents in proceedings in England and Wales or any other proceedings in connection with this Agreement. Such agent shall be AB InBev UK Limited of Porter Tun House, 500 Capability Green, Luton, LU1 3LS and any claim form, judgment or other notice of legal process shall be sufficiently served on AB InBev if delivered to such agent at its address for the time being.

IN WITNESS WHEREOF the parties have executed this Agreement on the date first set out above:

EXECUTED BY	)
)
CARLOS BRITO	)
)
acting for and on behalf of	)	/s/ CARLOS BRITO
ANHEUSER-BUSCH INBEV SA/NV	)

SABINE CHALMERS	)
)
acting for and on behalf of	)
ANHEUSER-BUSCH INBEV SA/NV	)
	)	/s/ SABINE CHALMERS
)

EXECUTED BY	)
)
JOHN DAVIDSON	)

General Counsel and Corporate Affairs Director SABMiller plc	) ) )

acting for and on behalf of	)	/s/ JOHN DAVIDSON
SABMILLER PLC	)

Schedule 1

SABMILLER EMPLOYEES AND SHARE PLANS

Part A SABMiller Share Plans

In this Schedule 1, references to an “award” include a conditional right to acquire, an option, a stock appreciation right (a SAR) or an allocation (provisional or otherwise) in respect of SABMiller Shares pursuant to the SABMiller Share Plans.

In the event that the Transaction is effected by way of a UK Offer, references to “UK Scheme Court Sanction” in this Schedule 1 shall be read as if they refer to the date on which the UK Offer becomes or is declared unconditional in all respects.

1.	Operation of the SABMiller Share Plans by SABMiller prior to Completion

1.1

AB InBev acknowledges and agrees that, prior to Completion, the directors of SABMiller (and, where appropriate, the SABMiller Remuneration Committee) may operate the SABMiller Share Plans as they consider appropriate in accordance with the rules of the relevant SABMiller Share Plan and SABMiller’s normal practice modified as the SABMiller Remuneration Committee considers appropriate to take account of the Transaction or any change in regulation and subject to Rule 21.1 of the UK Code. For the avoidance of doubt, operate includes (without limitation): granting new awards (with the main grant date being in June and the off-cycle grant date in December) and/or making cash awards in lieu of share awards; making an invitation under the SABMiller plc Sharesave Plan; operating the SABMiller plc Employee Share Purchase Plan and purchasing partnership and matching shares; satisfying the vesting, exercise and release of awards by issuing new shares and/or transferring market purchased or treasury shares; determining the treatment for awards held by leavers; and making any amendments to plan rules which under the plan rules would not have required the approval of SABMiller’s shareholders.

2.	Vesting of awards in connection with the Transaction

2.1

AB InBev acknowledges and agrees that in accordance with the rules of the relevant SABMiller Share Plan outstanding awards which are unvested or not exercisable immediately before the UK Scheme Court Sanction will vest or be released or become exercisable at the time of the UK Scheme Court Sanction as determined by the SABMiller Remuneration Committee.

2.2

In accordance with the terms of the SABMiller Share Award Plan, value share awards granted under the SABMiller Share Award Plan which are unvested (or partially unvested) immediately before the UK Scheme Court Sanction will vest and be satisfied at the time of the UK Scheme Court Sanction, with the number of shares to be released on vesting being determined in accordance with the applicable performance condition shortly before the date of the UK Scheme Court Sanction and in accordance with the plan rules, using the Cash Consideration to determine the degree of TSR outperformance (if any) of SABMiller over the median of the comparator group for each relevant grant of value share awards.

2.3	In accordance with the terms of the SABMiller Share Award Plan and the SABMiller Share Option Plans (as applicable), performance share awards granted under the

SABMiller Share Award Plan and share options and SARs granted under the SABMiller Share Option Plans which are unvested or not yet exercisable immediately before the UK Scheme Court Sanction will vest and be satisfied or be released or become exercisable at the time of the UK Scheme Court Sanction subject to time pro-rating and in accordance with the rules of the relevant plan. In accordance with SABMiller’s previous practice, time pro-rating will be calculated by reference to the number of calendar months (rounded up) from the date of grant or the beginning of the applicable performance period (as determined by the SABMiller Remuneration Committee) to the date of the UK Scheme Court Sanction as a proportion of 12 months so that any awards granted or having a performance period beginning 12 months or more before the UK Scheme Court Sanction will vest in full.

2.4

In accordance with the terms of the SABMiller plc Employee Share Purchase Plan, partnership shares and all matching shares under the SABMiller plc Employee Share Purchase Plan will be released at the time of the UK Scheme Court Sanction, and matching shares will not be subject to forfeiture when partnership shares leave the plan at the time of the UK Scheme Court Sanction.

2.5

In accordance with the terms of the SABMiller plc Sharesave Plan, outstanding share options (if any) granted under the SABMiller plc Sharesave Plan will become exercisable at the time of the UK Scheme Court Sanction in accordance with the rules of the SABMiller plc Sharesave Plan.

2.6	AB InBev acknowledges that the SABMiller Remuneration Committee has determined that, following Completion:

(a)	the proceeds of the vesting of any award or the exercise of any share option or SAR at any time, whether before, on or after UK Scheme Court Sanction can only be clawed back if:

(i)

SABMiller’s annual report and accounts for the completed financial years by reference to which any performance condition attaching to such award, option or SAR was tested have been or will be materially restated after vesting as a result of the participant’s conduct and otherwise than a material restatement due to a change in accounting policy, treatment or assumption or to rectify a minor error; and

(ii)	the terms of the award permit clawback in such circumstances;

(b)	any clawback must be in accordance with the rules of the relevant plan; and

(c)	it will not seek to clawback (either directly or indirectly) any amount in respect of a vested award other than in accordance with this paragraph 2.6.

3.	General

3.1

SABMiller and AB InBev will co-operate and each use its reasonable endeavours to provide such details in relation to the SABMiller Share Plans as is reasonably required by the other party in order to facilitate the implementation of the arrangements set out in this Schedule 1.

3.2

SABMiller will prepare, in a form to be agreed between SABMiller and AB InBev, communications to each of the participants in the SABMiller Share Plans to enable AB InBev to satisfy its obligations under Rule 15 of the UK Code and to send, or arrange for the sending of, such communications to the participants at the appropriate time as agreed between the parties.

3.3

If the Transaction is effected by way of a UK Offer, AB InBev shall procure that SABMiller Shares acquired by participants in the SABMiller Share Plans following exercise and/or on vesting of their options and/or awards in accordance with the terms of the relevant SABMiller Share Plan shall be purchased by NewCo in exchange for the Cash Consideration.

3.4	SABMiller and AB InBev agree that participants in the SABMiller Share Option Plans shall be permitted to exercise their options on a “cashless” basis.

Part B Employee and Retention Matters

1.	SABMiller’s arrangements

1.1	AB InBev acknowledges and agrees to the arrangements described in paragraphs 2 to 4 of this Part B in respect of the employees of any member of the SABMiller Group.

2.	Employment to the Completion Date

2.1	Prior to the Completion Date:

(a)	annual remuneration reviews; and

(b)	normal promotion processes,

for employees of any member of the SABMiller Group shall be carried out by the SABMiller Group in the ordinary course of business.

2.2	Bonus determinations for any financial year completed before the Completion Date will be undertaken by the SABMiller Group, and determined:

(a)	for the executive directors of SABMiller, in accordance with SABMiller’s remuneration policy; and

(b)

for all other employees of the SABMiller Group, in accordance with the SABMiller Group’s normal practice, but with such adjustments as the Remuneration Committee or the relevant member of the SABMiller Group considers appropriate having regard to the impact of the Transaction on the ability of the SABMiller Group or any member of the SABMiller Group or any individual employee to satisfy any applicable performance conditions or individual goals.

Any bonuses so determined which are due and payable but which have not been paid by the Completion Date will be paid on or immediately following the Completion Date.

2.3	Bonus determinations for the part of any financial year commencing before but not completed by the Completion Date will be undertaken by the SABMiller Group, determined:

(a)	for the executive directors of SABMiller, in accordance with SABMiller’s remuneration policy; and

(b)	for all other employees of the SABMiller Group as 75% of their maximum bonus opportunity,

in each case, on a pro rata basis to the Completion Date.

Any such bonuses will be paid on or immediately following the Completion Date.

2.4

Subject to paragraphs 2.5 and 2.6 below, AB InBev agrees that for employees (excluding any members of the SABMiller Executive Committee) who remain in employment on 31 March following the Completion Date (including those under notice of termination at that date, other than for “cause” or other serious misconduct) his/her bonus determination in respect of the full financial year ending on that 31 March will be calculated by reference to actual performance for that year in accordance with SABMiller’s normal practice and having regard to any applicable targets, with the amount of any bonus determined being multiplied by a factor of 1.2 if the targets (including SABMiller identified costs savings) set by SABMiller for that year have been achieved.

2.5

Subject to paragraph 2.6 below, AB InBev agrees that for employees of the SABMiller Group (other than the executive directors of SABMiller) who remain in employment after the Completion Date but whose employment terminates before 31 March following the Completion Date (other than for “cause” or other serious misconduct) including an employee who has terminated his/her employment by reason of a qualifying termination (as defined in paragraph 4.6(b) below):

(a)	bonus will be calculated and paid at the date of termination as 75% of maximum bonus opportunity pro-rated to the date of termination; and

(b)

if at the end of the financial year in which Completion occurs, a bonus calculated by reference to actual performance to the end of the financial year (pro-rated to their date of termination), would result in a bonus that is greater than the aggregate of any bonus paid to that employee at the time of Completion pursuant to paragraph 2.3 and at the date of termination pursuant to paragraph 2.5(a), AB InBev shall procure that such excess is paid to the employee.

2.6

Any amounts payable under paragraphs 2.4 and 2.5(a) will be reduced by any payment made pursuant to paragraph 2.3 above. In the event that any amount paid pursuant to paragraph 2.3 exceeds any amount payable under paragraph 2.4 or 2.5 above, the employee will not be required to make any repayment.

2.7	Clawback will not be applied to any bonuses awarded pursuant to paragraphs 2.2, 2.3, 2.4 or 2.5.

2.8

For at least one full financial year following Completion, AB InBev will not change the compensation design system for the annual bonus for those employees who continue in employment after that 31 March. For the avoidance of doubt, one full financial year is the 12 month period commencing on 1 April following Completion.

3.	Retention arrangements

3.1

The SABMiller Group has put in place for the benefit of certain employees of the SABMiller Group, other than members of the SABMiller Executive Committee, cash retention payments of up to 100% of each participating employee’s annual base pay, payable in four equal instalments with the first instalment payable on or around 1 April 2016 and each subsequent instalment payable on or around 12, 18 and 24 months after the date of this Agreement (or on such other similar basis as SABMiller reasonably determines to accommodate local payroll arrangements). Subject to paragraph 3.2, each instalment of the retention payment is conditional only on: (i) the employee’s satisfactory performance to each payment date; (ii) the employee not having resigned prior to the date of payment of any such instalment (other than by reason of a qualifying termination as defined in paragraph 4.6(b)); and (iii) the employee not having been dismissed for “cause” or not being under notice of termination for “cause” or other serious misconduct from the relevant employing entity in the SABMiller Group on the date of payment of any such instalment. Those employees who SABMiller determines have sufficient retention through other incentive arrangements (whether existing long-term incentives or otherwise) will not be invited to participate in this programme.

3.2

In the event of a qualifying termination of an employee in receipt of a retention arrangement described in paragraph 3.1 after the Completion Date, any retention payment instalments which would otherwise have been payable after the termination date will be paid on termination.

3.3

Without prejudice to the retention arrangements described in this paragraph 3, AB InBev and SABMiller may put in place such additional retention and/or transaction and/or integration bonus arrangements as they may agree from time to time.

4.	Severance arrangements

4.1	The arrangements set out in this paragraph 4 will apply in the event of a qualifying termination.

4.2

In that event that any employee of any member of the SABMiller Group is served with (or serves) notice of a “qualifying termination” within 24 months of the Completion Date, subject to paragraph 4.3 below:

(a)	the employee will not be required to work any period of notice or to serve any period of notice as garden leave;

(b)	any post-termination restrictions applicable to such employees (excluding any post–termination confidentiality undertaking) will be dis-applied;

(c)	other than in the case of members of the SABMiller Executive Committee, the period of notice to which that employee is legally entitled (whether in accordance with their contract of employment, by statute or otherwise) will, for the purposes of calculating the payment in lieu of notice to be made to that employee, be doubled up to a maximum of 12 months; and

(d)

other than in the case of members of the SABMiller Executive Committee, for the purposes of calculating payment in lieu of notice, pay shall include base pay, allowances, pension contributions, benefits or similar, annual bonus (STI) at 75% of maximum, and a sum representing the annual grant value of an LTI award for the relevant employee (for which purpose the value of the annual grant value of an LTI award will be calculated in accordance with SABMiller’s normal practice before Completion and, for the avoidance of doubt, shall exclude the value of any long-term incentive, transaction or retention award or integration bonus granted to the employee by AB InBev, and of any transaction or retention award granted to the employee by SABMiller, after the date of this Agreement).

4.3

No employee of any member of the SABMiller Group will be obliged to work any applicable period of notice (or part thereof), but in the event that an employee does agree to work all or part of such notice period:

(a)

the employee will, if eligible for a payment in lieu of notice calculated in accordance with paragraphs 4.2(c) and 4.2(d), remain entitled to a payment in lieu of notice in accordance with those paragraphs, notwithstanding the fact that he/she has worked all or part of his notice period;

(b)	any redundancy or severance payment in respect of that employee will be calculated by reference to the employee’s entire period of service, i.e. including any period of notice worked; and

(c)	for the avoidance of doubt, paragraph 6 below will apply in respect of the notice period.

4.4

Any employee of any member of the SABMiller Group who is subject to a qualifying termination within 24 months of the Completion Date will be entitled to redundancy and severance payments, benefits and arrangements (including, for the avoidance of doubt, in relation to terms applicable on the termination of international assignments under the SABMiller Group’s international assignment policies from time to time) described in paragraph 4.2 above and that are otherwise no less favourable than those in place immediately prior to the date of this Agreement, details of which will be provided to AB InBev by SABMiller.

4.5

For the avoidance of doubt, no payment in lieu of notice, redundancy or severance payment shall be reduced by reason of the accelerated receipt or to take account of any duty to mitigate which may apply to the employee in question.

4.6	For the purposes of this paragraph, a qualifying termination is:

(a)

the termination of employment of an employee of any member of the SABMiller Group on or following the Completion Date by his/her employer for any reason (other than “for cause” or other serious misconduct); or

(b)

any resignation by any employee where the employee has been “constructively dismissed” (or other similar concept under any applicable law) on or following the Completion Date which for these purposes shall include, but not be limited to a situation where, without the employee’s express written consent:

(i)	the employee’s role and/or reporting level has been materially diminished; or

(ii)	there is a material reduction in the target value of the employee’s total compensation; or

(iii)	an employee’s normal place of work is moved to more than 25 miles from their previous normal place of work.

4.7

In the event of the qualifying termination within five years of the date of this Agreement of any employee of any member of the SABMiller Group who has relocated to another country at the request of any member of the SABMiller Group at any time prior to the date of this Agreement and who continues to be so relocated at the date of termination or who is on international assignment at the date of termination of their employment (or, if earlier, the date upon which they are informed about the likely termination), the relevant employer of such employee will, if so requested by the employee in question, provide such assistance as is reasonably practicable to allow the employee (and his/her dependents) to remain in the country to which they have been assigned following the termination of employment. Such assistance may include (without limitation) providing reasonable assistance with any application for indefinite leave to remain in that country (or any local equivalent) and, notwithstanding paragraph 4.2(a) above, at the employee’s request allowing the employee to work or go on garden leave during any applicable notice period provided always that such notice or garden leave period shall not reduce any payment in lieu of notice, redundancy or severance payment to which such employees would otherwise be entitled.

5.	Notification of continuing employment

5.1

AB InBev acknowledges that employees of members of the SABMiller Group have a legitimate interest in understanding their future prospects in the combined business. In the light of that AB InBev has agreed that it will use its reasonable endeavours to notify employees of members of the SABMiller Group whether they have a role as soon as reasonably practicable having regards to all relevant considerations (including competition law restrictions). Without prejudice to the generality of that commitment, AB InBev will use reasonable endeavours to provide the following notifications:

(a)

no later than one month prior to the Completion Date it will notify all members of the SABMiller Executive Committee whether or not there is a permanent role for them following the Completion Date and if there is a role, the nature of that role;

(b)	in the three months following the Completion Date, it will use its reasonable endeavours to notify all employees within Grades X0 and X1 (or equivalent)

whether or not there is a permanent role for them following the Completion Date and if there is a role, the nature of that role; and

(c)

in the six months following the Completion Date, it will use its reasonable endeavours to notify employees in Grades X2 to X4 (or equivalent) whether or not there is a permanent role for them following the Completion Date and if there is a role, the nature of that role, and, for any employee for whom there is no permanent role but in respect of whom AB InBev has identified an interim role, AB InBev will, to the extent reasonably practicable, provide details (including as to remuneration, duration and location) of any such role within the stated timeframe.

6.	Continuing employment

6.1

AB InBev confirms that, upon and following the Completion Date, it will fully observe the existing contractual and statutory employment rights, including in relation to pensions, of SABMiller’s management and employees in accordance with applicable law.

6.2

AB InBev agrees that for at least one full financial year following the Completion Date in respect of all employees of the SABMiller Group, it will not reduce base pay, total variable compensation opportunity (including, for the avoidance of doubt, annual bonus targets, maximum bonus opportunity and long-term incentive opportunity), benefit provision, redundancy or severance arrangements (including but not limited to severance payments, whether contractual or discretionary), any terms relating to pension accrual or contributions (together, terms and conditions) or otherwise amend any material terms of any such employee’s contract of employment to their detriment (other than by agreement or at the election of the employee concerned). For these purposes, any reduction will be judged against the arrangements in place immediately prior to the Completion Date.

6.3

If any SABMiller benefit plans in place immediately prior to the Completion Date are terminated prior to the end of the financial year following the Completion Date, AB InBev will replace the terminated benefit plans with arrangements that provide broadly similar benefits and will ensure that (i) accrued service is recognised; (ii) applicable waiting periods are waived; and (iii) any pre-existing condition limitations are waived.

6.4

AB InBev shall use reasonable endeavours to ensure that any person who acquires any entities, businesses or assets of the SABMiller Group pursuant to any disposal effected at the direction of, or with the consent of, AB InBev at any time following the date of this Agreement up to and including the end of the financial year commencing on 1 April following Completion (a Purchaser) provides to any employee of the SABMiller Group who transfers to that Purchaser, for at least one full financial year following the Completion Date, terms and conditions that are economically equivalent to those terms and conditions enjoyed by the employee immediately prior to the date of transfer and honour the (i) bonus arrangements in paragraph 2 above; and (ii) severance protections provided for in paragraph 4 above.

6.5	For the purposes of paragraphs 6.2, 6.3 and 6.4 above, the financial year following the Completion Date is the 12 month period commencing on 1 April following Completion.

Schedule 2

FINANCIAL INFORMATION REQUIREMENTS

1.	Consolidated accounts of SABMiller presented in accordance with IFRS EU and IFRS-IASB, for the most recent three years for the purpose of:

(a)	the SEC Registration (prepared under IFRS-IASB and audited in accordance with PCAOB);

(b)	the South African Listing and the South African Offer Prospectus (prepared under IFRS EU and audited in accordance with ISA);

(c)	the Belgian Listing, the Belgian Merger and the Belgian Offer (prepared under IFRS EU and audited in accordance with ISA); and

(d)

the Mexican Listing (prepared under IFRS-IASB and audited under the International Quality Control, Auditing, Review, Other Assurance, and Related Services Pronouncements of IFAC’s IAASB). (Alternatively, it is acceptable for the financial statements to be audited under the applicable auditing standards of the relevant entity’s country of origin, which is ISA for SABMiller.)

2.

Audited (consolidated, where required or applicable) accounts of Newco presented and audited in accordance with the relevant standards for the period since its incorporation for the purpose of meeting any requirements necessary to effect items 1 (a) to (d) above.

3.

Preliminary statements of annual results, half-yearly financial reports and interim financial statements (e.g. for the fiscal Q1 and Q3) of SABMiller and Newco (if applicable) since the date of the last published audited accounts of SABMiller and Newco (if applicable) which are to be published or are otherwise required for the purpose of:

(a)	the SEC Registration;

(b)	the UK Scheme Document;

(c)	the South African Listing;

(d)	the Belgian Listing;

(e)	the Belgian Merger (in particular, an accounting statement drawn up a maximum of 3 months prior to the date of the merger proposal (projet de fusion));

(f)	the Belgian Offer; and

(g)	the Mexican Listing.

4.

A description, as at the relevant date, of any known significant, material, anticipated or known potential change in SABMiller’s (or where applicable, Newco’s) financial or trading position (including significant changes in assets and liabilities) which has occurred since any interim statements were provided pursuant to paragraph 3 above (or where not applicable, paragraph 1 above), or confirmation that there is no such change, for the purpose of:

(a)	the SEC Registration;

(b)	the UK Scheme Document;

(c)	the South African Listing and the South African Offer Prospectus;

(d)	the Belgian Listing;

(e)	the Belgian Merger;

(f)	the Belgian Offer; and

(g)	the Mexican Listing.

5.

Information and access to SABMiller management as reasonably required by AB InBev for the purposes of preparing unaudited pro-forma financial information, including pro forma condensed balance sheets, pro forma condensed income statements, pro forma cash flow statements, any accompanying explanatory notes reflecting the effects of the AB InBev/SABMiller combination and the related financing thereof, and details of the effect of full acceptance of the Transaction upon SABMiller’s (or where applicable, Newco’s) earnings, assets and liabilities. This will include reasonable access to financial reporting information and supplementary data to support the completion of a preliminary purchase price allocation to be included within the pro forma financial information. All of the above shall be for the purpose of:

(a)	the Belgian Listing, the Belgian Merger and the Belgian Offer;

(b)	the SEC Registration;

(c)	the South African Listing; and

(d)	the Mexican Listing.

6.

High level review of AB InBev forecasts for SABMiller (and Newco, if applicable) to facilitate preparation of, and reporting accountant’s procedures upon, a working capital statement for the purpose of:

(a)	the Belgian Listing; and

(b)	the South African Listing and the South African Offer Prospectus.

7.

Information and access to SABMiller management as reasonably required by AB InBev for the purposes of preparing a statement of capitalisation and indebtedness (distinguishing between guaranteed and unguaranteed, and secured and unsecured indebtedness) of SABMiller (and Newco, as applicable) as of a date no earlier than 90 days prior to the date of the Belgian Listing Prospectus. Indebtedness also includes indirect and contingent indebtedness for the purpose of the Belgian Listing.

8.

External auditor’s reports in respect of SABMiller (and Newco, as applicable) for the preceding three years (and interim periods, as applicable), together with a general history of SABMiller for the purpose of:

(a)	the Belgian Listing;

(b)	the South African Listing and the South African Offer Prospectus (for SABMiller and Newco);

(c)	the SEC Registration (for SABMiller and including auditor consent for the inclusion of such reports in the relevant SEC Registration Statements); and

(d)	the Mexican Listing (for SABMiller and including auditor consent for the inclusion of such reports in the relevant Mexican Listing Prospectus).

9.

Assistance in relation to the requirements to provide certain commercial and business-related information relating to SABMiller for the SEC Registration and the Mexican Listing, including disclosure that satisfies the requirements of Form F-4 and Exhibits H and H ter to the Circular Única de Emisoras relating to risk factors; business description; management’s discussion & analysis of financial condition and results of operations; quantitative and qualitative disclosures about market risk; details of SABMiller’s major shareholders; and SABMiller’s reasons for entering into the Transaction.

10.

Information and access to management of SABMiller relating to the systems, processes and controls for the reporting of SABMiller’s results to allow for the integration of SABMiller into the AB InBev reporting process, and the preparation of Newco consolidated accounts post-Completion, including preliminary purchase price allocation and final purchase price allocation (opening balance sheet), and preparatory work to ensure compliance with SOX at the relevant due dates.

For all the requirements listed above which relate to documents which are to be filed with the SEC, the parties acknowledge that the figures shall be provided on the basis of IFRS-IASB and audited in accordance with the requirements of the US GAAS or PCAOB.

For all the requirements listed above which relate to documents which are to be filed with the Comisión Nacional Bancaria y de Valores, the parties acknowledge that the figures shall be provided on the basis of IFRS-IASB and audited in accordance with (a) the International Quality Control, Auditing, Review, Other Assurance, and Related Services Pronouncements of IFAC’s IAASB or (b) applicable auditing standards of the relevant entity’s country of origin.

AB InBev will be responsible for any costs incurred by the SABMiller Group in preparing the information set out in this Schedule.

Schedule 3

NEWCO STEPS

Part A – SABMiller Obligations

SABMiller shall (or shall procure that the relevant member of the SABMiller Group shall) procure:

1.	as soon as reasonably practicable after the date of this Agreement, that Newco is incorporated by a third party incorporation agent engaged by SABMiller (the Incorporation Agent):

(a)	as a public limited liability company (société anonyme/naamloze vennootschap) incorporated in Belgium, with the statutory minimum share capital;

(b)	with standard articles of association for such a company;

(c)	with a board of directors consisting entirely of independent directors, nominated by the Incorporation Agent (the Initial Directors); and

(d)

with two shareholders being either (i) two members of the SABMiller Group or (ii) one member of the SABMiller Group and one independent third party, as its founding shareholders (the Founding Shareholders);

2.	that, until the cancellation of the Founding Shareholders’ shares pursuant to paragraph 13 below, one or both of the Founding Shareholders remain the sole shareholder(s) of Newco;

3.	that, until the Belgian Offer completes, Newco’s directors consist only of the Initial Directors;

4.

that, until the Belgian Offer completes, Newco does not hold any assets (other than the SABMiller Shares acquired pursuant to the UK Scheme and the statutory minimum share capital), trade or otherwise conduct any business other than the actions contemplated by this Schedule 3 or as may otherwise be necessary for the implementation of the Transaction or the Listings;

5.

that Newco files the Newco Belgian Merger Documents, in a form which remains to be agreed between AB InBev (as the merger partner) and SABMiller,with the court’s clerk by no later than 8 weeks prior to the date of the Newco General Meeting;

6.

that Newco submits a draft of the Newco Response Memorandum, in a form which remains to be agreed between AB InBev (as the offeror) and SABMiller, to the BFSMA as soon as practicable following a request by the BFSMA;

7.

that Newco files the final form of the Newco Response Memorandum, in a form which remains to be agreed between AB InBev (as the offeror) and SABMiller, with the BFSMA in accordance with the timeline agreed between the parties;

8.

that Newco submits a draft of each of the AB InBev Listing Documents, in a form which remains to be agreed between AB InBev (as the merger partner) and SABMiller, with the Relevant Authority (and, as required, further drafts and comment responses to any Relevant Authority), in accordance with the timeline agreed between the parties;

9.

that Newco files the final form of each of the AB InBev Listing Documents and the Belgian Merger US Documents, in a form which remains to be agreed between AB InBev (as the merger partner) and SABMiller, with the Relevant Authority and requests that any SEC Registration Statement be declared effective by the SEC, in each case in accordance with the timeline agreed between the parties;

10.

that Newco convenes the Newco General Meeting for the date on which the AB InBev General Meeting and SABMiller General Meeting occur (after the SABMiller General Meeting) and that the meeting is not adjourned or postponed other than where the AB InBev General Meeting is delayed or postponed or otherwise with AB InBev’s prior consent;

11.

that the Newco Resolutions are passed by the Newco Shareholders at the Newco General Meeting and are not subsequently revoked or amended and that no other resolutions are passed by Newco save as may be required to implement the Transaction;

12.	that Newco gives the Newco Undertakings to the UK Court as part of the UK Scheme;

13.	that Newco cancels the shares held by the Founding Shareholders, simultaneously with the completion of the issue of the Initial Shares to UK Scheme Shareholders;

14.	that Newco issues the Initial Shares to UK Scheme Shareholders as soon as reasonably practicable after the UK Scheme becomes effective;

15.

that subject to compliance by AB InBev with its obligation pursuant to paragraph 4 of Part B below and subject to Clause 6.4 of this Agreement, Newco takes all actions within its power which are necessary to allow Newco to become the registered holder of the SABMiller Shares in each case as soon as reasonably practicable after the UK Scheme Effective Date;

16.	that Newco approves the terms of the Belgian Offer and recommends the Belgian Offer to Newco Shareholders in the Newco Response Memorandum;

17.

that, pursuant to the Newco Resolutions and with effect from completion of the Belgian Offer, each of the Initial Directors resigns their office and, in their place, individuals nominated by AB InBev are appointed as directors; and

18.

that, pursuant to the Newco Resolutions and with effect from the completion of the Belgian Merger, Newco adopts a governance charter and articles of association consistent with the terms set out in Appendix 6 of the Announcement and otherwise in a form which remains to be agreed between AB InBev and SABMiller; and

19.	that no action is taken by Newco which is inconsistent with the steps set out above.

Part B – AB InBev Obligations

AB InBev shall (or shall procure that the relevant member of the AB InBev Group shall):

1.

provide promptly to SABMiller and Newco all such information about itself, its directors and the AB InBev Group (including any information required under the Belgian Rules or other applicable Law) as may be reasonably requested for the purpose of inclusion in the Newco Belgian Merger Documents, the Belgian Merger US Documents and the Newco Response Memorandum, and provide all other assistance and access which may be reasonably required for the preparation, submission and/or publication of the Newco Belgian Merger Documents, the Belgian Merger US Documents, the Newco Response Memorandum and the AB InBev Listing Documents and any other document required by the Belgian Rules or other applicable Law to be prepared, submitted or published by Newco pursuant to Part A of this Schedule 3 or otherwise in connection with the Transaction or the Listings, including access to, and ensuring that reasonable assistance is provided by, its professional advisers;

2.

procure that the directors of AB InBev accept responsibility for all of the information in Newco Belgian Merger Documents, the Belgian Merger US Documents, the Newco Response Memorandum and the AB InBev Listing Documents relating to themselves (and members of their immediate families, related trusts and persons connected with them), the AB InBev Group, the financing of the Transaction, any statements of the opinion, belief or expectation of the directors of AB InBev in relation to the Transaction or the enlarged AB InBev Group following Completion;

3.

provide funds pursuant to a loan that bears interest at a market rate and which is otherwise on arm’s length terms, directly or indirectly to Newco to allow Newco to discharge any applicable stamp duty or other transfer taxes required to be paid in respect of the transfer of SABMiller Shares to Newco;

4.	provide any other assistance which may be reasonably requested by SABMiller in order to give effect to the provisions Part A of this Schedule 3.

Schedule 4

ZENZELE SCHEME

1.1

AB InBev acknowledges the obligations of SABMiller contained in the Memorandum of Incorporation of The South African Breweries (Proprietary) Limited (SAB) in relation to the Zenzele Broad-Based Black Economic Empowerment scheme (the Zenzele Scheme) to give notice to SAB and to each of the component groups of Zenzele Scheme participants (being, the holders of shares in SAB via the Zenzele Scheme, being SAB Zenzele Holdings Limited RF (SAB Zenzele), SAB Foundation (the Foundation) and the SAB Zenzele Employee Trust (the Trust) (each a Scheme Participant and together the Scheme Participants) in the event that a change of control of SABMiller or SAB is contemplated or concluded to either:

(a)

accelerate the expiry of the Zenzele Scheme (or relevant part thereof), thereby accelerating the repurchase of certain of the shares in SAB of any or all of the Scheme Participants for a nominal consideration and the exchange of (i) the shares of retailers in SAB Zenzele, or (ii) the balance of such shares in SAB held by the Foundation and the Trust for shares in SABMiller that would otherwise take place at the maturity of the Zenzele Scheme (the Acceleration); or

(b)

develop a proposal in relation to the Zenzele Scheme (or relevant part thereof) which includes steps necessary to ensure that such Scheme Participants enjoy a benefit at least equal to the benefit that would have accrued to them following the repurchase and exchange at the maturity of the Zenzele Scheme absent the change of control (the Proposal).

1.2

AB InBev and SABMiller agree to work together in good faith to develop a Proposal for each of the Scheme Participants as soon as reasonably practicable following the date of this Agreement. AB InBev and SABMiller each agree to provide the other with such assistance as may reasonably be required in this regard.

1.3	SABMiller further agrees as follows:

(a)

for the period of six months following the date of this Agreement (or such longer period as SABMiller and AB InBev shall agree, each acting reasonably and in good faith) and, if applicable, from the date of agreement between SABMiller and AB InBev on any Proposals, not to cause or give notice of an Acceleration or give notice of a Proposal, in either case without the consent of AB InBev;

(b)

that it shall not, and shall procure that SAB shall not, and shall use reasonable endeavours to ensure that SAB Zenzele, the Foundation and the Trust shall not, make any commitment or promise in respect of or modify the terms of the Zenzele Scheme other than pursuant sub-paragraphs (c), (d) and (e) below or with the consent of AB InBev;

(c)

save for the liabilities and obligations that necessarily and reasonably arise from an exercise by SABMiller of its discretion as contemplated in sub-paragraphs (d) and (e) below or any other existing liabilities and obligations contained in any Zenzele Transaction Document, that it shall not, and shall procure that SAB shall not, take any action which imposes or could be capable of imposing any material obligation or material liability on SABMiller, SAB, SAB Zenzele, the Foundation, the Trust or AB InBev in connection with the Zenzele Scheme without the consent of AB InBev;

(d)

to exercise its discretion to give notice of an Acceleration or a Proposal (and thereafter to develop and effect such Acceleration or Proposal) acting in the best interests of SABMiller while having regard to the rights of Scheme Participants and their shareholders and beneficiaries and to AB InBev’s representations and prospective interests in SABMiller and SAB; and

(e)	that any Acceleration be implemented in such a way that any SABMiller Shares are allotted and issued prior to the UK Scheme Record Time,

provided that the restrictions set out in this paragraph 1.3 shall cease to apply if there is a competing offer for SABMiller and the SABMiller Board Recommendation is withdrawn or adversely modified.

Schedule 5

FORM OF ANNOUNCEMENT

[See Exhibit 99.1 to Anheuser-Busch InBev SA/NV’s Report on Form 6-K filed on November 12, 2015 for the final Announcement]